SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of May, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

(A free translation of the original in Portuguese)

Report of Independent Auditors
on the Limited Review

To the Board of Directors and Stockholders
Unibanco - União de Bancos Brasileiros S.A.

1

We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Unibanco - União de Bancos Brasileiros S.A. and Unibanco - União de Bancos Brasileiros S.A. and subsidiary companies (Unibanco Consolidated) for the quarters ended March 31, 2005 and 2004. This information is the responsibility of the Company's management.

2

Our reviews were conducted in accordance with the standards established by the Institute of Independent Auditors of Brazil (IBRACON) and the Federal Accountancy Council (CFC), and mainly comprised: (a) inquiries of and discussions with officials responsible for the accounting, financial and operating areas of the Bank with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Bank's and its consolidated financial position and operations.

3

Based on our limited reviews, we are not aware of any material modifications which should be made to the aforementioned quarterly information for it to be in conformity with the accounting practices adopted in Brazil applicable to the preparation of the quarterly information, consistent with the standards established by the Brazilian Securities Commission (CVM).

4

The statements of cash flows, which are presented in Notes 21 to provide supplementary information in respect of Unibanco - União de Bancos Brasileiros S.A. and Unibanco Consolidated are not required as an integral part of these quarterly financial statements. The statements of cash flows have been submitted to the limited review procedures described in paragraph 2 and nothing has come to our attention that causes us to believe that the statements of cash flows are not presented fairly, in all material respects, in relation to the quarterly financial statements taken as a whole.

5

The Quarterly Information (ITR) also includes accounting information for the quarter ended December 31, 2004 . We audited such information at the time it was prepared, in connection with the audit of the financial statements as of and for the year then ended, on which we issued an unqualified opinion dated February 16, 2005.

São Paulo, May 11, 2005

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Sergio Miron
Contador CRC 1SP173647/O-5

(Convenience translation into English from the original previously issued in Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR	DATE – MARCH 31, 2005	Corporate Legislation
FINANCIAL INSTITUTION

THE FILING WITH THE CVM DOES NOT IMPLY ANY EVALUATION OF THE COMPANY. THE ACCURACY OF THE INFORMATION PRESENTED IS THE RESPONSIBILITY OF THE MANAGEMENT OF THE COMPANY.

IDENTIFICATION

1 - CVM CODE 01158-4	2 - CORPORATE NAME UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A	3 - CNPJ 33,700,394/0001-40
4 – NIRE 35,300,102,771

HEAD OFFICE ADDRESS

1 - COMPLETE ADDRESS Avenida Eusébio Matoso, 891			2 - DISTRICT Pinheiros
3 - POST CODE 05423-901		4 – TOWN São Paulo		5 - STATE SP
6 - AREA CODE 11	7 - PHONE 55 (11) 3097-1313	8 – PHONE -	9 - PHONE -	10 - TELEX -
11 - AREA CODE 11	12 - FAX 55 (11) 3097-4830	13 – FAX -	14 - FAX -	-
15 - E-MAIL investor.relation@unibanco.com.br

DIRECTOR OF INVESTOR RELATIONS (Mailing address)

1 - NAME Osias Santana de Brito
2 - COMPLETE ADDRESS Av. Eusébio Matoso, 891 - 14th Floor			3 - DISTRICT Pinheiros
4 - POST CODE 05423-901		5 – TOWN São Paulo		6 - STATE SP
7 - AREA CODE 11	8 - PHONE 55 (11) 3097-1313	9 – PHONE	10 - PHONE -	11 - TELEX -
12 - AREA CODE 11	13 - FAX 55 (11) 3097-4830	14 – FAX -	15 - FAX -	-
16 - E-MAIL investor.relation@unibanco.com.br

ITR REFERENCE / AUDITOR

FISCAL YEAR IN COURSE		CURRENT QUARTER			PRIOR QUARTER
1 - START	2 - END	3 - NUMBER	4 - START	5 - END	6 - NUMBER	7 - START	8 - END
Jan 1, 2005	Dec 31, 2005	1	July 1, 2005	March 31, 2005	4	Oct 1, 2004	Dec 31 , 2004

9 - NAME/CORPORATE NAME OF THE AUDITOR Pricewaterhousecoopers Auditores Independentes	10 - CVM CODE 00287-9
11 - Responsible Partner Name Paulo Sergio Miron	12 – Responsible Partner CPF 076,444,278-30

CAPITAL BREAKDOWN

NUMBER OF SHARES (in thousands)	1 - CURRENT QUARTER March 31, 2005	2 - PRIOR QUARTER December 31, 2004	3 - SAME QUARTER PRIOR YEAR March 31, 2004
Paid-Up Capital
1 – Common	755,658,168	755,658,168	75,565,816,851
2 – Preferred	653,200,164	653,200,164	65,320,016,467
3 – Total	1,408,858,332	1,408,858,332	140,885,833,318
In Treasury Stock
4 – Common	-	-	-
5 – Preferred	12,109,948	12,744,112	3,274,411,244
6 – Total	12,109,948	12,744,112	3,274,411,244

COMPANY CHARACTERISTICS

1 - TYPE OF COMPANY Financial Institution
2 - TYPE OF SITUATION Operating
3 - NATURE OF CONTROLLING SHAREHOLDER Private National
4 - ACTIVITY CODE 124 – Commercial Bank
5 - PRINCIPAL ACTIVITY Banking – Multiple Service Bank
6 - TYPE OF CONSOLIDATED Total
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Without Exceptions

COMPANIES EXCLUDED FROM CONSOLIDATED STATEMENTS

1 - ITEM	2 – CNPJ	3 – CORPORATE NAME

REMUNERATION APPROVED AND/OR PAID DURING AND SUBSEQUENT TO THE QUARTER

1 - ITEM	2 – EVENT	3 - APPROVAL DATE	4 - REMUNERATION	5 - BEGINNING OF PAYMENT	6 - TYPE OF SHARE	7 - REMUNERATION PER SHARE
01	RCA	12/29/2004	Interest on own capital	01/31/2005	ON	0.1773000000
02	RCA	12/29/2004	Interest on own capital	01/31/2005	PN	0.1950000000
03	RCA	03/30/2005	Interest on own capital	01/31/2005	ON	0.0577687000
04	RCA	03/30/2005	Interest on own capital	01/31/2005	PN	0.0635456000

SUBSCRIBED CAPITAL AND CHANGES DURING THE CURRENT FISCAL YEAR

1 - ITEM	2 – DATE OF CHANGES	3 – CAPITAL (in thousands of Reais)	4 - CHANGE (in thousands of Reais)	5 - CHANGE SOURCE	7 - NUMBER OF SHARES ISSUED (in thousand)	8 - ISSUE PRICE (in Reais)

DIRECTOR OF INVESTOR RELATIONS

1 - DATE May 12, 2005	2 - SIGNATURE

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - MARCH 31, 2005
QUARTERLY INFORMATION

BALANCE SHEET INDIVIDUAL	Corporate Legislation
Amounts expressed in thousands of Reais

ASSETS	March 31, 2005	December 31, 2004

CURRENT ASSETS	47,735,208	46,314,501

CASH AND DUE FROM BANKS	1,424,328	1,329,115

SHORT-TERM INTERBANK INVESTMENTS	15,126,675	18,857,552
Securities purchased under resale agreements	8,325,854	11,628,038
Interbank deposits	6,730,622	7,125,050
Foreign currency investments	70,199	104,464

MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	6,054,700	5,034,206
Own portfolio	3,544,719	1,496,909
Subject to repurchase commitments	481,000	1,512,704
Pledged with Brazilian Central Bank	1,499,289	1,305,352
Pledged under guarantees rendered	95,977	131,165
Unrestricted notes	657	3,947
Derivative financial instruments	433,058	584,129

INTERBANK ACCOUNTS	5,374,196	4,597,369
Payments and receipts pending settlement	497,741	6,855
Compulsory deposits:
- Brazilian Central Bank	4,855,416	4,558,523
- National Housing System - SFH	721	2,678
Correspondent banks	20,318	29,313

INTERDEPARTMENTAL ACCOUNTS	43,477	142,462
Third-party funds in transit	17	663
Internal transfers of funds	43,460	141,799

LENDING OPERATIONS	13,848,961	12,792,321
Lending operations:
- Public sector	397,430	234,725
- Private sector	14,319,314	13,344,969
Allowance for lending losses	(867,783)	(787,373)

OTHER CREDITS	5,649,900	3,365,436
Foreign exchange portfolio	4,460,515	2,014,363
Income receivable	116,655	128,463
Negotiation and intermediation of securities	6,142	68
Deferred taxes	310,267	365,895
Sundry	782,139	882,560
Allowance for other credits losses	(25,818)	(25,913)

OTHER ASSETS	212,971	196,040
Other assets	80,678	58,470
Allowance for other assets losses	(23,239)	(16,511)
Prepaid expenses	155,532	154,081

BALANCE SHEET INDIVIDUAL	Corporate Legislation
Amounts expressed in thousands of Reais

ASSETS	March 31, 2005	December 31, 2004

LONG-TERM ASSETS	16,499,350	15,946,567

INTERBANK INVESTMENTS	974,399	921,094
Interbank deposits	974,399	921,094

MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL
INSTRUMENTS	4,664,843	4,197,690
Own portfolio	2,693,273	2,126,400
Subject to repurchase commitments	1,411,952	1,475,607
Pledged with Brazilian Central Bank	76,920	121,003
Pledged under guarantees rendered	370,374	346,855
Derivative financial instruments	112,324	127,825

INTERBANK ACCOUNTS	46,478	45,963
Compulsory deposits:
- National Housing System - SFH	46,478	45,963

LENDING OPERATIONS	7,524,365	7,536,036
Lending operations:
- Public sector	292,140	444,499
- Private sector	7,543,930	7,421,578
Allowance for lending losses	(311,705)	(330,041)

OTHER CREDITS	3,208,291	3,179,042
Receivables on guarantees honored	35	35
Foreign exchange portfolio	-	29
Income receivable	4,757	2,259
Deferred taxes	1,285,257	1,280,888
Sundry	1,920,945	1,898,699
Allowance for other credits losses	(2,703)	(2,868)

OTHER ASSETS	80,974	66,742
Prepaid expenses	80,974	66,742

PERMANENT ASSETS	6,030,610	5,831,227

INVESTMENTS	5,283,649	5,078,311
Investments in subsidiary companies	4,863,759	4,646,066
-Local	3,854,104	3,655,676
-Foreign	1,009,655	990,390
Goodwill on acquisitions of subsidiary companies	388,218	400,486
Other investments	62,421	62,539
Allowance for losses	(30,749)	(30,780)

FIXED ASSETS	345,265	348,610
Land and buildings in use	165,165	164,871
Other fixed assets	791,800	776,391
Accumulated depreciation	(611,700)	(592,652)

DEFERRED CHARGES	401,696	404,306
Organization and expansion costs	831,518	799,392
Accumulated amortization	(429,822)	(395,086)

T O T A L	70,265,168	68,092,295

BALANCE SHEET INDIVIDUAL	Corporate Legislation
Amounts expressed in thousands of Reais

LIABILITIES AND STOCKHOLDERS' EQUITY	March 31,2005	December 31,2004

CURRENT LIABILITIES	37,908,840	39,841,113

DEPOSITS	22,058,808	24,137,446
Demand deposits	2,976,749	2,846,784
Savings deposits	5,284,429	5,471,323
Interbank deposits	1,238,481	1,356,291
Time deposits	12,558,645	14,462,886
Other deposits	504	162

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	5,681,578	7,756,015
Own portfolio	1,879,675	2,999,523
Third parties portfolio	3,801,247	4,144,452
Unrestricted portfolio	656	612,040

RESOURCES FROM SECURITIES ISSUED	902,518	1,276,509
Mortgage notes	216,644	329,910
Securities abroad	685,874	946,599

INTERBANK ACCOUNTS	487,464	30,918
Receipts and payments pending settlement	480,210	6,694
Correspondent banks	7,254	24,224

INTERDEPARTMENTAL ACCOUNTS	252,350	387,346
Third-party funds in transit	237,398	387,341
Internal transfers of funds	14,952	5

BORROWINGS	2,030,191	2,088,848
Borrowings in Brazil - governmental agencies	308	349
Foreign borrowings	2,029,883	2,088,499

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,264,902	1,256,490
BNDES (National Economic Development Bank)	668,969	720,791
FINAME (National Industrial Financing Authority)	560,489	465,965
Other	35,444	69,734

FOREIGN ONLENDINGS	42,825	45,871
Foreign onlendings	42,825	45,871

DERIVATIVE FINANCIAL INSTRUMENTS	258,879	255,929
Derivative financial instruments	258,879	255,929

OTHER LIABILITIES	4,929,325	2,605,741
Collection of taxes and social contributions	199,106	47,603
Foreign exchange portfolio	3,385,224	943,902
Social and statutory	208,122	333,671
Taxes and social security	142,252	167,837
Negotiation and intermediation of securities	88,178	9,156
Accounts payable for purchase of assets	23,938	23,330
Subordinated debt	38,647	11,367
Sundry	843,858	1,068,875

BALANCE SHEET INDIVIDUAL	Corporate Legislation
Amounts expressed in thousands of Reais

LIABILITIES AND STOCKHOLDERS' EQUITY	March 31, 2005	December 31, 2004

LONG-TERM LIABILITIES	23,974,382	20,125,457

DEPOSITS	13,476,736	9,862,035
Interbank deposits	89,975	366,516
Time deposits	13,386,761	9,495,519

RESOURCES FROM SECURITIES ISSUED	707,875	350,809
Mortgage notes	6,954	3,717
Securities abroad	700,921	347,092

BORROWINGS	653,523	747,704
Borrowings in Brazil - governmental agencies	748	732
Foreign borrowings	652,775	746,972

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,146,068	3,180,896
BNDES (National Economic Development Bank)	1,944,735	2,040,599
FINAME (National Industrial Financing Authority)	1,066,826	1,004,978
Other	134,507	135,319

FOREIGN ONLENDINGS	198,402	208,385
Foreign onlendings	198,402	208,385

DERIVATIVE FINANCIAL INSTRUMENTS	62,425	82,860
Derivative financial instruments	62,425	82,860

OTHER LIABILITIES	5,729,353	5,692,768
Taxes and social security	602,918	601,775
Accounts payable for purchase of assets	1,357	2,506
Subordinated debt	1,929,115	1,902,452
Sundry	3,195,963	3,186,035

DEFERRED INCOME	18,701	19,342
Deferred income	18,701	19,342

STOCKHOLDERS' EQUITY	8,363,245	8,106,383
Capital:	5,000,000	5,000,000
- Local residents	3,508,543	3,472,222
- Foreign residents	1,491,457	1,527,778
Capital reserves	159,219	158,894
Revaluation reserve on subsidiaries	7,401	7,492
Revenue reserves	3,075,280	3,075,280
- Legal	391,110	391,110
- Statutory reserves	2,620,273	2,620,273
-Special dividends not distributed	63,897	63,897
Unrealized gains and losses - marketable securities and derivative financial instruments	(77,855)	(83,860)
Treasury stocks	(50,297)	(51,423)
Retained earnings	249,497	-

T O T A L	70,265,168	68,092,295

STATEMENTS OF INCOME INDIVIDUAL	Corporate Legislation
(Amounts expressed in thousands of Reais, except per share data)
	From January 1,2005	From January 1,2004
	to March 31,2005	to March 31,2004

REVENUE FROM FINANCIAL INTERMEDIATION	2,674,381	2,026,535
Lending operations	1,426,880	1,121,183
Marketable securities	1,046,415	750,155
Derivative financial instruments	65,742	48,498
Foreign exchange transactions	5,173	16,195
Compulsory deposits	130,171	90,504

EXPENSES ON FINANCIAL INTERMEDIATION	(1,829,053)	(1,373,349)
Deposits and securities sold	(1,512,997)	(1,091,166)
Borrowings and onlendings	(183,058)	(177,516)
Provision for credits losses	(132,998)	(104,667)

GROSS PROFIT FROM FINANCIAL INTERMEDIATION	845,328	653,186

OTHER OPERATING INCOME (EXPENSES)	(237,789)	(330,081)
Services rendered	397,775	380,216
Salaries, benefits, training and social security	(348,312)	(332,447)
Other administrative expenses	(390,962)	(383,505)
Financial transaction and other taxes	(106,941)	(63,537)
Equity in the results of subsidiary companies	137,354	199,730
Other operating income	142,428	28,113
Other operating expenses	(69,131)	(158,651)

OPERATING INCOME	607,539	323,105

NON-OPERATING INCOME (EXPENSE)	(11,432)	(12,546)
Income	2,938	2,596
Expense	(14,370)	(15,142)

INCOME BEFORE TAXES AND PROFIT SHARING	596,107	310,559

INCOME TAX AND SOCIAL CONTRIBUTION	(109,953)	13,583
Provision for income tax	(44,268)	(10,830)
Provision for social contribution	(22,422)	(3,025)
Deferred tax asset	(43,263)	27,438

PROFIT SHARING	(84,865)	(47,997)
Management	(1,242)	(1,184)
Employees	(83,623)	(46,813)

NET INCOME	401,289	276,145

Number of outstanding shares (Note 15a)	1,396,748,384	137,611,422,074
Net income per 1.000 shares: R$	287.30	2.01

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - MARCH 31, 2005
QUARTERLY INFORMATION

CONSOLIDATED BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais

ASSETS	March 31, 2005	December 31, 2004

CURRENT ASSETS	59,134,097	56,945,572

CASH AND DUE FROM BANKS	1,928,995	1,561,264

SHORT-TERM INTERBANK INVESTMENTS	10,372,012	14,215,480
Securities purchased under resale agreements	8,302,399	11,513,003
Interbank deposits	1,999,414	2,598,013
Foreign currency investments	70,199	104,464

MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	12,843,566	11,505,301
Own portfolio	10,017,602	7,582,701
Subject to repurchase commitments	505,556	1,646,828
Pledged with Brazilian Central Bank	1,500,345	1,306,109
Pledged under guarantees rendered	493,308	502,850
Unrestricted notes	657	3,947
Derivative financial instruments	326,098	462,866

INTERBANK ACCOUNTS	5,602,025	4,792,058
Payments and receipts pending settlement	527,099	8,815
Compulsory deposits:
- Brazilian Central Bank	5,051,084	4,750,490
- National Housing System - SFH	721	2,678
Correspondent banks	23,121	30,075

INTERDEPARTMENTAL ACCOUNTS	43,754	142,484
Third-party funds in transit	39	685
Internal transfers of funds	43,715	141,799

LENDING OPERATIONS	19,619,884	18,322,994
Lending operations:
- Public sector	397,430	234,725
- Private sector	20,527,782	19,352,712
Allowance for lending losses	(1,305,328)	(1,264,443)

LEASING OPERATIONS	355,029	333,586
Leasing operations:
- Private sector	361,107	338,431
Allowance for leasing losses	(6,078)	(4,845)

OTHER CREDITS	7,855,872	5,689,609
Foreign exchange portfolio	4,460,515	2,014,363
Income receivable	95,975	92,526
Negotiation and intermediation of securities	198,685	118,674
Deferred tax	614,194	674,566
Sundry	2,518,128	2,820,423
Allowance for other credits losses	(31,625)	(30,943)

OTHER ASSETS	512,960	382,796
Other assets	156,283	141,486
Allowance for other assets losses	(48,370)	(40,946)
Prepaid expenses	405,047	282,256

CONSOLIDATED BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais

ASSETS	March 31, 2005	December 31, 2004

LONG-TERM ASSETS	20,314,647	19,680,578

INTERBANK INVESTMENTS	186,245	161,360
Interbank deposits	186,245	161,360

MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	5,725,691	5,098,636
Own portfolio	3,756,390	3,034,915
Subject to repurchase commitments	1,411,952	1,475,607
Pledged with Brazilian Central Bank	76,920	121,003
Pledged under guarantees rendered	380,643	349,936
Derivative financial instruments	99,786	117,175

INTERBANK ACCOUNTS	46,478	45,963
Compulsory deposits:
- National Housing System - SFH	46,478	45,963

LENDING OPERATIONS	8,366,113	8,485,997
Lending operations:
- Public sector	292,140	444,499
- Private sector	8,400,090	8,395,146
Allowance for lending losses	(326,117)	(353,648)

LEASING OPERATIONS	304,310	297,114
Leasing operations:
- Private sector	309,605	301,618
Allowance for leasing losses	(5,295)	(4,504)

OTHER CREDITS	5,574,669	5,480,356
Receivables on guarantees honored	35	35
Foreign exchange portfolio	-	29
Income receivable	4,757	2,259
Negotiation and intermediation of securities	2,742	2,591
Deferred tax	2,213,700	2,160,573
Sundry	3,363,897	3,325,953
Allowance for other credits losses	(10,462)	(11,084)

OTHER ASSETS	111,141	111,152
Prepaid expenses	111,141	111,152

PERMANENT ASSETS	2,659,942	2,723,562

INVESTMENTS	1,100,797	1,157,990
Investments in associated companies	57,070	110,627
-Local	57,070	110,627
Goodwill on acquisitions of subsidiary companies	875,066	876,700
Other investments	231,507	233,540
Allowance for losses	(62,846)	(62,877)

FIXED ASSETS	845,594	851,095
Land and buildings in use	583,197	581,889
Other fixed assets	1,290,055	1,262,275
Accumulated depreciation	(1,027,658)	(993,069)

DEFERRED CHARGES	713,551	714,477
Organization and expansion costs	1,333,784	1,284,646
Accumulated amortization	(620,233)	(570,169)

T O T A L	82,108,686	79,349,712

CONSOLIDATED BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais

LIABILITIES AND STOCKHOLDERS' EQUITY	March 31, 2005	December 31, 2004

CURRENT LIABILITIES	46,138,854	47,330,453

DEPOSITS	22,374,749	24,220,240
Demand deposits	3,414,960	3,219,918
Savings deposits	5,800,555	5,965,586
Interbank deposits	144,732	31,133
Time deposits	13,013,998	15,003,603
Other deposits	504	162

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	5,560,645	7,565,261
Own portfolio	1,899,187	2,956,440
Third parties portfolio	3,661,377	4,000,303
Unrestricted portfolio	81	608,518

RESOURCES FROM SECURITIES ISSUED	916,456	1,220,882
Mortgage notes	244,090	373,004
Securities abroad	672,366	847,878

INTERBANK ACCOUNTS	532,450	21,317
Receipts and payments pending settlement	523,764	16,329
Correspondent banks	8,686	4,988

INTERDEPARTMENTAL ACCOUNTS	252,822	387,857
Third-party funds in transit	237,594	387,446
Internal transfers of funds	15,228	411

BORROWINGS	2,087,177	2,189,053
Borrowings in Brazil - governmental agencies	308	349
Borrowings in Brazil - other institutions	134,240	141,293
Foreign borrowings	1,952,629	2,047,411

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,624,207	1,597,705
BNDES (National Economic Development Bank)	668,969	720,791
FINAME (National Industrial Financing Authority)	919,794	807,180
Other	35,444	69,734

FOREIGN ONLENDINGS	42,825	45,871
Foreign onlendings	42,825	45,871

DERIVATIVE FINANCIAL INSTRUMENTS	256,581	197,982
Derivative financial instruments	256,581	197,982

OTHER LIABILITIES	12,490,942	9,884,285
Collection of taxes and social contributions	233,020	49,740
Foreign exchange portfolio	3,385,224	943,902
Social and statutory	256,896	408,151
Taxes and social security	372,731	543,874
Negotiation and intermediation of securities	373,071	209,584
Accounts payable for purchase of assets	25,402	24,306
Technical provisions for insurance and capitalization plans	4,349,058	3,860,720
Subordinated debt	38,582	11,006
Sundry	3,456,958	3,833,002

CONSOLIDATED BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais

LIABILITIES AND STOCKHOLDERS' EQUITY	March 31, 2005	December 31, 2004

LONG-TERM LIABILITIES	26,691,060	22,983,288

DEPOSITS	12,594,253	9,310,018
Interbank deposits	48,584	88,301
Time deposits	12,545,669	9,221,717

RESOURCES FROM SECURITIES ISSUED	672,303	358,313
Mortgage notes	6,954	3,717
Securities abroad	665,349	354,596

BORROWINGS	542,645	633,876
Borrowings in Brazil - governmental agencies	748	732
Borrowings in Brazil - other institutions	6,214	5,956
Foreign borrowings	535,683	627,188

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,554,406	3,563,981
BNDES (National Economic Development Bank)	1,944,735	2,040,599
FINAME (National Industrial Financing Authority)	1,475,164	1,388,063
Other	134,507	135,319

FOREIGN ONLENDINGS	198,402	208,385
Foreign onlendings	198,402	208,385

DERIVATIVE FINANCIAL INSTRUMENTS	46,983	71,448
Derivative financial instruments	46,983	71,448

OTHER LIABILITIES	9,082,068	8,837,267
Taxes and social security	1,396,520	1,303,521
Negotiation and intermediation of securities	97,048	37,753
Accounts payable for purchase of assets	1,357	2,506
Technical provisions for retirement plan company	1,977,537	1,945,313
Subordinated debt	1,920,134	1,887,513
Sundry	3,689,472	3,660,661

DEFERRED INCOME	135,401	156,946
Deferred income	135,401	156,946

MINORITY INTEREST	780,126	772,480

STOCKHOLDERS' EQUITY	8,363,245	8,561,390
Capital:	5,000,000	5,000,000
- Local residents	3,508,543	3,472,222
- Foreign residents	1,491,457	1,527,778
Capital reserves	159,219	158,894
Revaluation reserve on subsidiaries	7,401	7,492
Revenue reserves	3,075,280	3,530,287
- Legal	391,110	391,110
- Statutory reserves	2,620,273	3,075,280
- Special dividends not distributed	63,897	63,897
Unrealized gains and losses - marketable securities
and derivative financial instruments	(77,855)	(83,860)
Treasury stocks	(50,297)	(51,423)
Retained earnings	249,497	-

STOCKHOLDERS' EQUITY MANAGED BY PARENT COMPANY	9,143,371	8,878,863

T O T A L	82,108,686	79,804,557

CONSOLIDATED STATEMENTS OF INCOME	Corporate Legislation
(Amounts expressed in thousands of Reais, except per share data)

	From January 1, 2005 to March 31, 2005	From January 1, 2004 to March 31, 2004

REVENUE FROM FINANCIAL INTERMEDIATION	3,557,005	2,883,233
Lending operations	2,220,884	1,800,517
Leasing operations	34,027	24,321
Marketable securities	855,462	727,371
Financial results from insurance, pension plans and annuity products	243,073	207,925
Derivative financial instruments	66,451	15,281
Foreign exchange transactions	6,441	16,820
Compulsory deposits	130,667	90,998

EXPENSES ON FINANCIAL INTERMEDIATION	(2,124,456)	(1,715,762)
Deposits and securities sold	(1,454,748)	(1,111,162)
Price-level restatement and interest on technical provision
for insurance, pension plans and annuity products	(153,343)	(92,092)
Borrowings and onlendings	(206,348)	(199,816)
Provision for credits losses	(310,017)	(312,692)

GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,432,549	1,167,471

OTHER OPERATING INCOME (EXPENSES)	(721,275)	(696,769)
Services rendered	766,043	740,574
Insurance, annuity products and retirement plans premiums	995,023	833,879
Changes in technical provision for insurance, annuity products
and retirement plans	(384,848)	(293,640)
Insurance claims	(223,803)	(220,208)
Private retirement plans benefits expenses	(185,032)	(150,280)
Selling, other insurance and private retirementplans expenses	(58,062)	(61,032)
Credit card selling expenses	(65,892)	(70,063)
Salaries, benefits, training and social security	(446,348)	(459,012)
Other administrative expenses	(740,391)	(683,978)
Financial transaction and other taxes	(232,326)	(156,992)
Equity in the results of associated companies	(1,178)	6,061
Other operating income	117,112	61,632
Other operating expenses	(261,573)	(243,710)

OPERATING INCOME	711,274	470,702

NON-OPERATING INCOME (EXPENSE)	(6,906)	(12,177)
Income	10,431	8,630
Expense	(17,337)	(20,807)

INCOME BEFORE TAXES AND PROFIT SHARING	704,368	458,525

INCOME TAX AND SOCIAL CONTRIBUTION	(165,892)	(78,544)
Provision for income tax	(111,601)	(65,048)
Provision for social contribution	(46,191)	(21,786)
Deferred tax asset	(8,100)	8,290

PROFIT SHARING	(100,668)	(68,889)
Management	(1,268)	(1,184)
Employees	(99,400)	(67,705)

NET INCOME BEFORE MINORITY INTEREST	437,808	311,092

MINORITY INTEREST	(36,519)	(34,947)

NET INCOME	401,289	276,145

Number of outstanding shares (Note 15a)	1,396,748,384	137,611,422,074
Net income per 1.000 shares: R$	287.30	2.01

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL
01158-4	DATE - MARCH 31, 2005	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

NOTES TO THE QUARTERLY INFORMATION
(Amounts expressed in thousands of Reais, unless otherwise indicated)

1. Operations

The operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Quarterly Information

The quarterly information of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches (Unibanco) are presented together with the consolidated quarterly information of Unibanco and its direct and indirect subsidiaries, and its jointly controlled companies (Unibanco Consolidated), as shown in Note 9.

The quarterly information statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission and Brazilian Central Bank. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation. The assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

The quarterly information of the subsidiaries Unibanco Leasing S.A. - Arrendamento Mercantil and Dibens Leasing S.A. – Arrendamento Mercantil were reclassified by means of off-book adjustments, in order to reflect their financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In preparing our quarterly information, estimates and assumptions were used to account for certain assets, liabilities, revenues and expenses in accordance with accounting practices adopted in Brazil. Estimates and assumptions were used to account for the allowance for credit losses, the provision for litigation, the fair value of financial instruments, in the methods of determining reserves of insurance and private retirement plan businesses and to determine the remaining useful lives of certain assets. Actual results in future periods could differ from those estimates and assumptions and judgments adopted.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indexes, pro rata temporis, on current and long-term assets and liabilities;

  the effects of the provisions to adjust the assets to market or realizable values;

  the adjustments to the technical reserves for insurance, annuity products and retirement plans;

  the insurance premiums, as well their respective acquisition costs are recognized in earnings when the policy is issued and the changes in technical provision of unearned premium and to the deferred acquisition costs are recognized over the related contract period;

  the commission related to the policy issuance are deferred to earnings on a straight-line basis over a period of 12 months;

  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;

  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;

  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and

  tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented, as stated in item (c).

The allowance for credit losses is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, past experience, specific, and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

  Securities available for sale – acquired as part of the strategy for the risk management of market risks. They are negotiated as a result of the changes in the interest rates, for changes in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses are recognized based on the applicable trade date in a contra account in the stockholders’ equity item.

  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Management’s intent for hedging or non-hedging purposes.

  Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

-

Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

-

Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, as “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion, if any, is recognized currently in earnings.

  Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedging accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(d) Technical provision

The technical provisions are established in accordance to Resolution CNSP no. 89/02. In accordance with Resolution no. 61/01, a actuarial valuation is performed on an annual basis and reported to the Superintendency of Private Insurances (SUSEP) with the actuarial report.

The provision for unearned premiums is established at the amount of that portion of the insurance premiums retained, corresponding to the unexpired risk period, in accordance with the regulation of the Superintendency of Private Insurances.

The provision for insufficient premiums is established, when applicable, based on Technical Actuarial Note (NTA) reported to the Superintendency of Private Insurances.

The mathematical provisions related to the free benefits generation program (VGBL and PGBL) comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary registered with the Brazilian Institute of Actuaries (IBA). The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions. The provision for benefits to be granted represents the participants whose benefits have not yet begun.

The financial expenses related to the technical provision are recorded as “Interest and monetary correction on technical provision for insurance, pension plans and annuity products”.

The provision for payment of unsettled claims is established based on the estimated probable payments net of recoveries determined in accordance with claims reported up to the financial statement date and adjusted for price-level restatement in the legal standards.

The provision for claims incurred but not yet reported (IBNR) is established based on an actuarial determination of experienced losses and the methodology described in the Actuarial Note reported and approved by the Superintendency of Private Insurances.

(e) Permanent assets

Investments, fixed assets and deferred charges are originally stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting, as shown in Note 9. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original record made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost adjusted when applicable by an allowance for losses, and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding ten years, according to the expected period of benefit. In the merger of the subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in full.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; and communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(f) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

4. Marketable Securities

(a) The balances can be summarized as follows:

		Unibanco	Unibanco Consolidated

	March 31,	December 31,	March 31,	December 31,
Marketable Securities	2005	2004	2005	2004
Trading assets	3,976,514	2,272,376	9,962,016	7,937,538
Available for sale	2,233,708	2,242,234	3,429,228	3,255,638
Held to maturity	3,963,939	4,005,332	4,752,129	4,830,720
Subtotal	10,174,161	8,519,942	18,143,373	16,023,896
Derivative financial instruments (see Note 20 (g))	545,382	711,954	425,884	580,041
Total	10,719,543	9,231,896	18,569,257	16,603,937
Current	6,054,700	5,034,206	12,843,566	11,505,301
Long-term	4,664,843	4,197,690	5,725,691	5,098,636

(b) Trading assets

Unibanco

	March 31, 2005		December 31, 2004

	Amortized		Amortized
Issuer/Type of investment	cost	Fair value	cost	Fair value
Federal government	3,910,352	3,908,937	2,149,733	2,147,386
Financial treasury bills	78,357	77,968	91,439	90,957
Treasury bills	3,763,364	3,761,672	1,989,705	1,986,994
Treasury notes	68,631	69,297	68,589	69,435
Brazilian sovereign bonds	-	-	55,259	54,821
Corporate debt securities	4,204	4,198	7,785	7,779
Debentures	4,204	4,198	7,785	7,779
Mutual funds	62,170	62,170	62,390	62,390
Other	1,209	1,209	-	-
Total	3,977,935	3,976,514	2,275,167	2,272,376

Unibanco Consolidated

	March 31, 2005		December 31, 2004

	Amortized		Amortized
Issuer/Type of investment	cost	Fair value	cost	Fair value
Federal government	4,046,452	4,045,024	2,297,479	2,295,205
Financial treasury bills	213,859	213,576	234,489	234,082
Treasury bills	3,763,843	3,762,151	1,994,353	1,991,639
Treasury notes	68,631	69,297	68,637	69,484
Other	119	-	-	-
Brazilian sovereign bonds	-	-	55,259	54,821
Corporate debt securities	56,007	66,448	48,947	78,089
Debentures	37,897	48,485	48,947	78,089
Other	18,110	17,963	-	-
Mutual funds (1)	5,296,974	5,296,974	5,025,497	5,025,497
Other	558,409	553,570	491,730	483,926
Total	9,957,842	9,962,016	7,918,912	7,937,538
____________________
(1)	Mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

Unibanco

	March 31, 2005			December 31, 2004

	Amortized	Fair value		Amortized	Fair value
Issuer/Type of investment	cost	adjustment	Fair value	cost	adjustment	Fair value
Federal government	41,861	(15,200)	26,661	42,273	(14,540)	27,733
Treasury Bonds	4,941	(865)	4,076	5,204	(415)	4,789
Other	36,920	(14,335)	22,585	37,069	(14,125)	22,944
Corporate debt securities	1,808,692	(134,725)	1,673,967	1,682,727	(97,271)	1,585,456
Debentures	1,775,919	(129,573)	1,646,346	1,650,009	(91,478)	1,558,531
Eurobonds	16,575	-	16,575	16,289	-	16,289
Other	16,198	(5,152)	11,046	16,429	(5,793)	10,636
Bank debt securities	485,375	(2,507)	482,868	574,328	1,523	575,851
Eurobonds	357,146	-	357,146	446,130	-	446,130
Mortgage notes	126,426	(2,506)	123,920	126,385	1,521	127,906
Time deposits	1,009	(1)	1,008	1,010	2	1,012
Other	794	-	794	803	-	803
Marketable equity securities	38,694	(10)	38,684	38,682	2,768	41,450
Mutual funds	11,528	-	11,528	11,744	-	11,744
Total	2,386,150	(152,442)	2,233,708	2,349,754	(107,520)	2,242,234

Unibanco Consolidated

	March 31, 2005			December 31, 2004

	Amortized	Fair value		Amortized	Fair value
Issuer/Type of investment	cost	adjustment	Fair value	cost	adjustment	Fair value
Federal government	603,294	(14,921)	588,373	578,435	(14,347)	564,088
Treasury bills	18,699	(7)	18,692	1,241	(7)	1,234
Financial treasury bills	533,811	438	534,249	495,883	257	496,140
Treasury Bonds	4,941	(865)	4,076	5,204	(415)	4,789
Other	45,843	(14,487)	31,356	76,107	(14,182)	61,925
Brazilian sovereign bonds	43,537	-	43,537	26,022	-	26,022
Corporate debt securities	2,039,153	(152,663)	1,886,490	1,945,073	(113,272)	1,831,801
Debentures	1,969,978	(142,899)	1,827,079	1,836,593	(102,888)	1,733,705
Eurobonds	23,142	-	23,142	53,467	-	53,467
Other	46,033	(9,764)	36,269	55,013	(10,384)	44,629
Bank debt securities	210,776	(2,546)	208,230	220,507	1,530	222,037
Debentures	3,886	-	3,886	-	-	-
Eurobonds	55,423	(41)	55,382	67,368	7	67,375
Mortgage notes	126,426	(2,506)	123,920	126,385	1,521	127,906
Time deposits	22,949	1	22,950	26,754	2	26,756
Other	2,092	-	2,092	-	-	-
Marketable equity securities	128,917	(14,667)	114,250	107,877	(4,380)	103,497
Mutual funds (1)	588,348	-	588,348	508,193	-	508,193
Total	3,614,025	(184,797)	3,429,228	3,386,107	(130,469)	3,255,638
____________________
(1)	Mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

(ii) By maturity:

Unibanco

	March 31, 2005		December 31, 2004

Maturity	Amortized	Fair value	Amortized	Fair value
	cost		cost
Less than 3 months	294,700	191,820	155,908	280,254
Between 3 months and 1 year	759,534	699,732	575,230	530,067
Between 1 and 3 years	791,138	804,602	704,053	829,901
Between 3 and 5 years	246,185	242,209	383,412	186,710
Between 5 and 15 years	201,995	222,226	256,734	218,471
More than 15 years	36,392	22,113	36,078	22,178
No stated maturity (1)	56,206	51,006	238,339	174,653
Total	2,386,150	2,233,708	2,349,754	2,242,234

Unibanco Consolidated

	March 31, 2005		December 31, 2004

Maturity	Amortized	Fair value	Amortized	Fair value
	cost		cost
Less than 3 months	336,059	233,057	415,687	367,250
Between 3 months and 1 year	926,067	865,802	648,652	643,961
Between 1 and 3 years	916,665	929,803	901,573	907,993
Between 3 and 5 years	348,273	339,105	312,791	307,679
Between 5 and 15 years	323,411	332,047	289,728	295,813
More than 15 years	41,095	26,816	36,078	22,178
No stated maturity (1)	722,455	702,598	781,598	710,764
Total	3,614,025	3,429,228	3,386,107	3,255,638
____________________
(1)	Refers to marketable equity securities and mutual funds.

(d) Securities held to maturity

(i) By type:

	Unibanco		Unibanco Consolidated

	March 31,	December 31,	March 31,	December 31,
	2005	2004	2005	2004

Issuer/Type of investment			Amortized cost

Federal government	689,373	1,516,297	1,477,563	2,341,685
Financial treasury bills	-	-	160,058	180,633
Central Bank notes	347,128	335,896	401,520	388,566
Treasury notes	341,866	1,180,023	911,322	1,763,497
Other	379	378	4,663	8,989
Brazilian sovereign bonds	2,950,461	2,178,180	2,950,461	2,178,180
Corporate debt securities	212,153	214,319	212,153	214,319
Eurobonds	212,153	214,319	212,153	214,319
Bank debt securities	111,952	96,536	111,952	96,536
Eurobonds	111,952	96,536	111,952	96,536
Total	3,963,939	4,005,332	4,752,129	4,830,720

The fair value of these securities was R$4,060,202 (December 31, 2004 - R$4,206,770) in Unibanco and R$4,878,951 (December 31, 2004 - R$5,072,417) in Unibanco Consolidated. The difference between the amortized cost and the fair value totaled R$96,263 (December 31, 2004 - R$201,438) in Unibanco and R$126,822 (December 31, 2004 - R$241,697) in Unibanco Consolidated and is represented mainly by bonds issued by the Brazilian federal government and the Brazilian sovereign bonds.

(ii) By maturity:

	Unibanco		Unibanco Consolidated

	March 31,	December 31,	March 31,	December 31,
	2005	2004	2005	2004

Maturity			Amortized cost

Less than 3 months	148,159	880,558	152,824	1,019,073
Between 3 months and 1 year	554,411	312,169	601,171	363,849
Between 1 and 3 years	1,107,088	1,082,992	1,285,434	1,266,150
Between 3 and 5 years	406,465	431,856	406,464	431,856
Between 5 and 15 years	1,747,608	1,109,799	1,747,609	1,109,799
More than 15 years	208	187,958	558,627	639,993
Total	3,963,939	4,005,332	4,752,129	4,830,720

(iii) Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of their liability operations, as parameters to define financial ability to hold the securities to maturity.

(e) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the quarter as informed by Stock Exchanges, trade associations and external entities.

5. Lending, Leasing and Other Credits Portfolio and Allowance for Credit Losses

(a) Components of the operations portfolio by type and by maturity:

	Unibanco		Unibanco Consolidated

	March 31,	December 31,	March 31,	December 31,
	2005	2004	2005	2004
By type
Discounted loans and notes	12,787,418	11,737,176	12,979,426	11,927,668
Financing	7,570,512	7,587,485	10,469,024	10,357,157
Agricultural	1,022,555	1,054,928	1,022,555	1,054,928
Real estate loans	1,172,329	1,066,182	1,172,329	1,066,182
Credit card	-	-	3,974,109	4,021,147
Total lending operations	22,552,814	21,445,771	29,617,443	28,427,082

Leasing operations	-	-	670,712	640,049
Advances on exchange contracts (1)	1,393,695	1,261,327	1,393,695	1,261,327
Total leasing operations and advances on
exchange contracts	1,393,695	1,261,327	2,064,407	1,901,376

Guarantees honored	35	35	35	35
Other receivables (2)	517,920	604,364	1,494,182	1,467,293
Total other credits	517,955	604,399	1,494,217	1,467,328

Total risk	24,464,464	23,311,497	33,176,067	31,795,786

By maturity
Past-due for more than 15 days (Note 5 (d))	620,145	432,455	1,497,918	1,240,112
Falling due:
Less than 3 months (3)	9,265,045	7,999,582	13,837,388	12,308,087
Between 3 months and 1 year	6,611,716	6,867,000	8,692,001	8,951,974
Between 1 and 3 years	5,441,773	5,481,786	6,538,668	6,525,590
More than 3 years	2,525,785	2,530,674	2,610,092	2,770,023
Total risk	24,464,464	23,311,497	33,176,067	31,795,786
____________________
(1)	Recorded in “Other liabilities” and “Other credits”.
(2)	Other receivables consist of receivables from sale of assets and notes and credits receivable.
(3)	Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

Unibanco

	March 31, 2005		December 31, 2004

		% of		% of
	Value	distribution	Value	distribution
Manufacturing
Electricity, gas and water	1,809,951	7.4	1,619,065	6.9
Paper, pulp and wood products	1,270,030	5.2	1,190,089	5.1
Food, beverages and tobacco	1,242,739	5.1	1,078,514	4.6
Automotive industry	1,067,043	4.4	976,464	4.2
Chemical and pharmaceutical	782,276	3.2	797,785	3.4
Production of machines and equipment	746,087	3.1	827,858	3.6
Basic metal industries	672,721	2.8	713,838	3.1
Extractive	438,358	1.8	353,620	1.5
Textiles, clothing and leather goods	418,602	1.7	358,322	1.5
Petroleum	413,480	1.7	411,379	1.8
Electronic and communications equipment	293,034	1.2	322,959	1.4
Rubber and plastic	190,492	0.8	192,342	0.8
Electric and electronic	175,648	0.7	140,245	0.6
Production of metal goods	173,200	0.7	165,271	0.7
Other manufacturing industries	10,737	-	19,326	0.1
Subtotal	9,704,398	39.8	9,167,077	39.3
Retailers
Retail	1,916,772	7.8	1,749,539	7.5
Wholesale	1,174,828	4.8	1,076,694	4.6
Subtotal	3,091,600	12.6	2,826,233	12.1
Financial service
Financial companies	656,001	2.7	537,495	2.3
Insurance companies and private pension funds	4,313	-	4,039	-
Subtotal	660,314	2.7	541,534	2.3
Residential construction loans	250,974	1.0	304,593	1.3
Other services
Post office and telecommunications	1,028,957	4.2	1,236,041	5.3
Transportation	802,264	3.3	775,539	3.3
Construction	488,103	2.0	393,043	1.7
Real estate services	351,670	1.4	349,248	1.5
Agricultural	270,001	1.1	258,053	1.1
Association activities	170,995	0.7	141,093	0.6
Health and social services	119,658	0.5	130,509	0.5
Education	110,708	0.4	127,258	0.6
Cultural and sports leisure activities	97,683	0.4	91,170	0.4
Lodging and catering services	94,670	0.4	86,057	0.4
Other services	1,078,825	4.4	1,050,990	4.5
Subtotal	4,613,534	18.8	4,639,001	19.9
Agriculture, livestock, forestry and fishing	833,762	3.4	899,871	3.9
Individual
Consumer loans	4,173,749	17.0	3,938,258	16.9
Residential mortgage loans	947,340	3.9	839,873	3.6
Other	188,793	0.8	155,057	0.7
Subtotal	5,309,882	21.7	4,933,188	21.2
Total	24,464,464	100.0	23,311,497	100.0

Unibanco Consolidated

	March 31, 2005		December 31, 2004

		% of		% of
	Value	distribution	Value	distribution
Manufacturing
Electricity, gas and water	1,851,864	5.6	1,653,834	5.2
Paper, pulp and wood products	1,331,728	4.0	1,252,758	3.9
Food, beverages and tobacco	1,305,184	3.9	1,135,659	3.6
Automotive industry	1,092,593	3.3	999,763	3.1
Chemical and pharmaceutical	807,494	2.4	825,825	2.6
Production of machines and equipment	771,304	2.3	854,964	2.7
Basic metal industries	740,159	2.2	779,858	2.5
Extractive	466,448	1.4	381,866	1.2
Textiles, clothing and leather goods	433,105	1.3	371,538	1.2
Petroleum	422,793	1.3	419,554	1.3
Electronic and communications equipment	302,269	0.9	332,500	1.0
Rubber and plastic	201,671	0.6	204,107	0.6
Electric and electronic	184,449	0.6	148,443	0.5
Production of metal goods	183,143	0.6	173,832	0.5
Other manufacturing industries	11,379	-	20,792	0.1
Subtotal	10,105,583	30.4	9,555,293	30.0
Retailers
Retail	2,084,310	6.3	1,917,960	6.0
Wholesale	1,292,653	3.9	1,187,244	3.7
Subtotal	3,376,963	10.2	3,105,204	9.7
Financial service
Financial companies	444,278	1.3	322,287	1.1
Insurance companies and private pension funds	5,046	0.1	4,804	-
Subtotal	449,324	1.4	327,091	1.1
Residential construction loans	250,974	0.7	304,593	1.0
Other services
Transportation	1,646,469	5.0	1,561,361	4.9
Post office and telecommunications	1,051,039	3.2	1,262,392	4.0
Construction	529,630	1.6	431,033	1.4
Real estate services	392,642	1.2	392,927	1.2
Agricultural	294,776	0.9	280,272	0.9
Association activities	189,396	0.6	152,059	0.5
Health and social services	134,734	0.4	145,931	0.5
Education	129,143	0.4	146,393	0.5
Cultural and sports leisure activities	111,908	0.3	95,539	0.3
Lodging and catering services	104,050	0.3	95,598	0.3
Other services	1,376,293	4.1	1,470,154	4.6
Subtotal	5,960,080	18.0	6,033,659	19.1
Agriculture, livestock, forestry and fishing	833,762	2.5	899,871	2.8
Individual
Consumer loans	7,002,022	21.1	6,483,092	20.4
Credit card	3,974,109	12.0	4,021,147	12.6
Residential mortgage loans	947,340	2.9	839,873	2.6
Lease financing	87,117	0.2	70,906	0.2
Other	188,793	0.6	155,057	0.5
Subtotal	12,199,381	36.8	11,570,075	36.3
Total	33,176,067	100.0	31,795,786	100.0

(c) Concentration of lending, leasing and other credits:

	Unibanco				Unibanco Consolidated

	March 31, 2005		December 31, 2004		March 31, 2005		December 31, 2004

		% of the		% of the		% of the		% of the
Largest clients	Value	total	Value	total	Value	total	Value	total
10 largest clients	2,894,443	11.8	3,057,514	13.1	2,796,773	8.4	2,953,573	9.3
50 following clients	4,773,591	19.5	4,437,147	19.0	4,699,571	14.2	4,492,645	14.1
100 following
clients	3,632,688	14.9	3,559,404	15.3	3,661,615	11.0	3,650,123	11.5
Other clients	13,163,742	53.8	12,257,432	52.6	22,018,108	66.4	20,699,445	65.1
Total	24,464,464	100.0	23,311,497	100.0	33,176,067	100.0	31,795,786	100.0

(d) Components of lending, leasing and other credits and allowance for losses by risk level:

Unibanco

March 31, 2005

	% minimum		Past-due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments(1)	credits	%	allowance	allowance
AA	-	11,502,014	-	-	11,502,014	47.0	10,944	-
A	0.5	7,403,704	-	-	7,403,704	30.2	39,163	0.5
B	1.0	2,430,745	153,572	24,708	2,609,025	10.7	30,780	1.2
C	3.0	853,578	196,451	55,921	1,105,950	4.5	75,313	6.8
D	10.0	411,029	295,686	164,084	870,799	3.6	241,359	27.7
E	30.0	60,407	84,617	39,803	184,827	0.8	80,203	43.4
F	50.0	13,976	49,099	35,274	98,349	0.4	59,880	60.9
G	70.0	143,605	32,083	20,118	195,806	0.8	176,377	90.1
H	100.0	35,754	177,999	280,237	493,990	2.0	493,990	100.0
Total		22,854,812	989,507	620,145	24,464,464	100.0	1,208,009
% of total risk							4.9%

Unibanco

December 31, 2004

	% minimum		Past-due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments(1)	credits	%	allowance	allowance
AA	-	11,028,416	-	-	11,028,416	47.3	11,466	-
A	0.5	6,842,857	-	-	6,842,857	29.4	35,964	0.5
B	1.0	2,164,958	159,420	25,476	2,349,854	10.1	26,945	1.1
C	3.0	1,005,616	147,421	39,828	1,192,865	5.1	80,902	6.8
D	10.0	870,273	115,861	26,032	1,012,166	4.3	273,044	27.0
E	30.0	58,218	58,095	64,341	180,654	0.8	73,198	40.5
F	50.0	15,781	47,009	35,352	98,142	0.4	60,675	61.8
G	70.0	143,111	36,567	25,435	205,113	0.9	182,571	89.0
H	100.0	37,787	147,652	215,991	401,430	1.7	401,430	100.0
Total		22,167,017	712,025	432,455	23,311,497	100.0	1,146,195
% of total risk							4,9%

Unibanco Consolidated

March 31, 2005

	% minimum		Past-due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments(1)	credits	%	allowance	allowance
AA	-	13,223,378	-	-	13,223,378	39.9	11,366	0.1
A	0.5	12,439,119	-	-	12,439,119	37.5	80,382	0.6
B	1.0	2,582,024	230,489	225,535	3,038,048	9.2	35,352	1.2
C	3.0	1,285,509	284,416	224,044	1,793,969	5.4	100,950	5.6
D	10.0	488,322	346,303	299,239	1,133,864	3.4	280,366	24.7
E	30.0	160,053	108,643	132,278	400,974	1.2	163,175	40.7
F	50.0	22,945	66,551	113,845	203,341	0.6	113,433	55.8
G	70.0	148,461	42,679	86,199	277,339	0.8	233,846	84.3
H	100.0	59,363	189,894	416,778	666,035	2.0	666,035	100.0
Total		30,409,174	1,268,975	1,497,918	33,176,067	100.0	1,684,905
% of total risk							5.1%

Unibanco Consolidated

December 31, 2004

	% minimum		Past-due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments(1)	credits	%	allowance	allowance
AA	-	12,690,365	-	-	12,690,365	39.9	11,641	0.1
A	0.5	11,813,947	-	-	11,813,947	37.2	73,417	0.6
B	1.0	2,288,203	221,394	160,325	2,669,922	8.4	30,401	1.1
C	3.0	1,388,855	213,240	151,989	1,754,084	5.5	100,842	5.7
D	10.0	976,599	156,139	187,600	1,320,338	4.2	331,895	25.1
E	30.0	219,792	78,598	154,547	452,937	1.4	156,779	34.6
F	50.0	23,330	59,011	112,865	195,206	0.6	110,410	56.6
G	70.0	147,645	45,023	89,084	281,752	0.9	236,847	84.1
H	100.0	69,337	164,196	383,702	617,235	1.9	617,235	100.0
Total		29,618,073	937,601	1,240,112	31,795,786	100.0	1,669,467
% of total risk							5.3%
____________________
(1)	Include past-due for more than 15 days.

The allowance for credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule; however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) The balance of renegotiated transactions with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$752,279 (December 31, 2004 - R$646,070) in Unibanco and R$857,942 (December 31, 2004 - R$768,865) in Unibanco Consolidated. These transactions relate to active portfolio and credits written off , and were recognized with the intention to maintain the risk assessment and the provision for losses existing prior to renegotiation. These transactions will have a lower risk classification only after the collection of a significant portion of the renegotiated debt. For such lower risk reclassification, the minimum collection percentage established is 25%.

(f) Changes in the allowance for credit losses during the quarter:

	Unibanco		Unibanco Consolidated

	Quarter ended March 31,

	2005	2004	2005	2004
Balance at the beginning of the quarter	1,146,195	987,750	1,669,467	1,548,643
Provision for credit losses	132,998	104,667	310,017	312,692
Balance of acquired company	-	-	-	3,321
Loan charge-offs	(71,184)	(212,928)	(294,579)	(468,801)
Balance at the end of the quarter	1,208,009	879,489	1,684,905	1,395,855

Loan recoveries (1)	11,608	27,473	45,819	62,132
____________________
(1)	Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

6. Foreign Exchange Portfolio

(a) Balance sheet

		Unibanco	Unibanco Consolidated

	March 31,	December 31,	March 31,	December 31,
	2005	2004	2005	2004
Assets - Other credits
Unsettled exchange purchases	2,907,144	1,592,525	2,907,144	1,592,525
Rights on foreign exchange sold	1,839,688	531,389	1,839,688	531,389
(-) Received advances	(303,883)	(121,919)	(303,883)	(121,919)
Income receivable from advances on exchange
contracts	13,731	12,304	13,731	12,304
Other	3,835	93	3,835	93
Total	4,460,515	2,014,392	4,460,515	2,014,392

Liabilities - Other liabilities
Unsettled exchange sales	1,822,189	527,139	1,822,189	527,139
Obligations for foreign exchange purchased	2,955,858	1,676,392	2,955,858	1,676,392
(-) Advances on exchange contracts
	(1,393,695)	(1,261,327)	(1,393,695)	(1,261,327)
Other	872	1,698	872	1,698
Total	3,385,224	943,902	3,385,224	943,902

Off-balance sheet
Import credits outstanding	134,800	126,147	156,883	141,448
Confirmed export credits	30,875	25,647	31,392	26,350

(b) Statement of income

	Unibanco		Unibanco Consolidated

	Quarter ended March 31,

	2005	2004	2005	2004
Income from foreign exchange transactions	715,875	461,377	753,802	655,405
Expenses from foreign exchange transactions	(710,702)	(445,182)	(747,361)	(638,585)
Net gain on foreign exchange transactions	5,173	16,195	6,441	16,820

7. Other Credits - Sundry

		Unibanco	Unibanco Consolidated

	March 31,	December 31,	March 31,	December 31,
	2005	2004	2005	2004
Escrow deposits for civil and labor suits (a)	1,179,072	1,136,150	2,227,163	2,151,163
Insurance premium	-	-	747,761	714,191
Receivables from credit card operations	-	-	608,545	546,000
Prepaid taxes	214,179	190,732	553,565	640,472
Notes and credits receivable	544,469	578,614	544,997	597,698
Unibanco’s retirement plan (Note 14 (a))	134,785	133,196	134,785	133,196
Receivables from purchase of assets	15,613	68,043	75,299	157,895
Government retirement benefit advances	50,974	50,975	50,974	50,975
Salary advances and other	38,560	18,550	50,647	23,540
Accounts receivable from subsidiaries	5,221	31,349	-	-
Other	520,211	573,650	888,289	1,131,246
Total	2,703,084	2,781,259	5,882,025	6,146,376
Current	782,139	882,560	2,518,128	2,820,423
Long-term	1,920,945	1,898,699	3,363,897	3,325,953
____________________
(a)	Substantially held by fiscal, labor and civil litigations (Note 12).

8. Foreign Branches

As mentioned in Note 2, the financial statements of foreign branches (Grand Cayman and Nassau) are consolidated with those of Unibanco.

The balances of these branches can be summarized as follows:

	March 31, 2005		December 31, 2004

	US$	R$ thousand	US$	R$ thousand
	thousand		thousand
Current assets	1,907,143	5,084,824	2,049,461	5,440,088
Long-term assets	1,644,338	4,384,135	1,461,579	3,879,616
Permanent assets	56	150	60	159
Total assets	3,551,537	9,469,109	3,511,100	9,319,863

Current liabilities	1,580,255	4,213,276	1,653,346	4,388,643
Long-term liabilities	1,718,476	4,581,801	1,632,067	4,332,158
Deferred income	366	975	452	1,199
Branch equity	252,440	673,057	225,235	597,863
Total liabilities	3,551,537	9,469,109	3,511,100	9,319,863

Quarter ended March 31,

	2005		2004

	US$	R$ thousand	US$	R$ thousand
	thousand		thousand
Net income for the quarter	20,688	55,158	52,027	151,326

9. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary companies” in the statement of income. The foreign branches’ and subsidiary companies’ exchange gain in the amount of R$4,967 (March 31, 2004 - R$7,414) in Unibanco and R$2,032 (March 31, 2004 – R$7,772) in Unibanco Consolidated, were recognized as “Other operating income”. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

	Number of shares or quotas (in thousands) direct and indirect		Percentage holding (%)		Adjusted stockholders equity	Investments value		Quarter ended March 31,

	Common	Preferred	Unibanco	Unibanco Consolidated		March 31, 2005	December 31, 2004	Adjusted net income (loss)		Equity in results adjustments

								2005	2004	2005	2004
Investments of Unibanco

Subsidiary companies
Unipart Participações Internacionais Ltd.	990	-	100.000	100.000	929,950	929,950	918,038	8,038	(12,238)	8,038	(11,941)
Unicard Banco Múltiplo S.A. (1)	106,053,960	91,811,816	100.000	100.000	873,040	873,040	797,829	12,400	43,799	12,506	49,226
Unibanco AIG Seguros S.A.	345,014	188,793	49.707	49.707	1,263,937	628,267	616,719	55,441	65,089	27,558	32,304
Banco Fininvest S.A.	4	1	99.920	99.940	626,455	625,951	577,848	47,949	43,830	47,794	43,794
Unibanco Companhia de Capitalização (2)	4,194	-	99.992	99.992	422,743	422,707	408,473	14,200	-	14,199	-
Banco Único S.A. (3)	2,769,089	2,769,390	99.980	99.980	222,140	212,145	207,236	4,638	-	4,474	-
Unibanco Leasing S.A. – Arrendamento Mercantil	265	-	99.999	99.999	141,509	141,508	135,208	6,297	21,645	6,297	21,645
Banco Dibens S.A.	4,518,078	-	51.001	51.001	223,711	114,095	111,290	3,365	2,263	1,716	2,799
Unibanco Empreendimentos e Participações Ltda. (2)	201,910	-	48.003	100.000	214,952	102,740	110,681	(15,617)	-	(7,941)	-
Interbanco S.A.	19,000	-	99.996	99.999	79,709	79,705	72,352	9,070	1,928	9,110	1,922
Unibanco Negócios Imobiliários Ltda. (2)	49,568	-	99.999	100.000	55,682	55,681	55,235	447	-	447	-
BWU Comércio e Entreteni - mento Ltda. (2)	67,562	-	59.792	59.792	61,811	36,958	39,022	(4,376)	-	(2,063)	-
Unibanco Asset Management – Banco de Investimento S.A.	1,468	1,468	99.999	99.999	24,605	24,605	22,577	2,029	6,507	2,029	6,508
Unibanco Empreendimentos Ltda. (2)	150,489	-	16.126	100.000	124,271	20,040	19,913	780	-	126	-
Unibanco Investshop Corretora de Valores Mobiliários e Câmbio S.A. (9)	4,955	4,955	100.000	100.000	105,639	105,639	15,955	4,214	-	4,214	-
Unibanco Serviços de Investimento Ltda.	100	-	99.999	100.000	6,746	6,746	6,759	6,646	7,567	6,646	2,684
Unibanco Corretora de Valores Mobiliários S.A. (9)	-	-	-	-	-	-	85,480	-	-	-	1,294
Hipercard Banco Múltiplo S.A. (4)	-	-	-	-	-	-	48,971	-	-	(8,328)	74
Estrel Participações S.A. (2) and (5)	-	-	-	-	-	-	-	-	-	-	4,364
Unibanco Representação e Participações Ltda. (2)	-	-	-	-	-	-	-	-	-	-	13,835
Others	-	-	-	-	-	275,230	201,744	-	-	(17,873)	-
Jointly controlled companies (i)
Banco Investcred Unibanco S.A. – (PontoCred) (5)	95	-	49.997	49.997	193,713	96,850	87,541	17,627	15,220	8,808	3,248
Serasa S.A.	366	349	19.045	19.174	176,627	33,639	31,469	19,772	18,902	3,785	-
Tecnologia Bancária S.A.	762,278	-	19.051	21.432	133,258	25,387	25,381	(504)	5,842	(108)	-
Redecard S.A.	200	400	31.943	31.943	55,500	17,728	17,106	38,976	27,615	12,450	5,217
Interchange Serviços S.A.	75,000,000	-	25.000	25.000	33,946	8,487	8,198	1,156	2,072	289	-
Companhia Hipotecária Unibanco – Rodobens	6,055	-	50.000	50.000	8,786	4,393	3,939	408	3	204	(28)
Others	-	-	-	-	-	22,268	21,102	-	-	2,977	1,382
Credicard S.A. – Administradora de Cartões de Crédito (6)	-	-	-	-	-	-	-	-	-	-	21.936
Orbitall Serviços e Processamento de Informações Comerciais Ltda. (6)	-	-	-	-	-	-	-	-	-	-	(533)
Total						4,863,759	4,646,066			137,354	199,730
Investment of Unibanco Consolidated

Associated companies
AIG Brasil Companhia de Seguros	54,214	-	-	49.999	90,282	45,140	46,079	2,395	2,367	(939)	1,183
Others	-	-	-	-	-	11,930	64,548	-	-	(239)	4,878
Total						57,070	110,627			(1,178)	6,061

Main direct and indirect subsidiary companies invested by:	Number of shares or quotas (in thousands)		Percentage holding (%)	Adjusted stockholders equity
					Adjusted net income (loss)

			Unibanco Consolidated		Quarter ended March 31,

	Common	Preferred			2005	2004
Unipart Participações Internacionais Ltd. (i)
Unibanco Cayman Bank Ltd.	13,252	-	100.000	345,799	5,747	(16,546)
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	200	-	99.999	177,938	651	2,149
Unibanco Securities Ltd.	17,770	-	100.000	1,205	15	(8,507)
Unicorp Bank & Trust Ltd.	1,750	3,250	100.000	34,786	10,633	11,616
Hipercard Administradora de Cartões de Crédito Ltda. (8)	7	-	100.000	192,259	12,239	4,070
Unibanco AIG Seguros S.A. (i)
Unibanco AIG Vida e Previdência S.A. (7)	39,573	-	99.981	204,584	15,704	13,065
Unibanco AIG Saúde Seguradora S.A.	20,000	-	99.999	48,591	3,019	3,378
Unibanco AIG Warranty S.A.	560	-	70.000	23,430	2,331	-
Banco Fininvest S.A.
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	83	83	49.998	62,965	7,600	6,740
Unicard Banco Múltiplo S.A. (1)
Hipercard Banco Múltiplo S.A. (4)	45,745	5,940	99.999	59,141	10,170	113
___________________
(i)	The percentage shown in the Unibanco Consolidated column refers to the parent companies' percentage holding.

(1)	The difference between the net income (loss) and the equity results and the stockholders equity and the investment value was mainly due to the gains to be realized on sale of companies to other related party companies. The gains to be realized are being recognized in accordance with the amortization of goodwill.

(2)	On April 30, 2004, was approved in the Extraordinary Shareholder’s Meeting held, the merger of the total interest in Unipart – Unibanco Representação e Participações Ltda., at its book value. Through this transaction, Unipart and its subsidiaries became directly controlled by Unibanco.

(3)	Unibanco acquired, based on May 31, 2004 balance sheet data, the total capital of Banco BNL do Brasil S.A. from Banca Nazionale del Lavoro S.p.A. ("BNL"). Through the Extraordinary Shareholders’ Meeting held on October 22, 2004, was approved the change in the company name from Banco BNL do Brasil S.A. to Banco Único S.A.

(4)	During the third quarter of 2004, Unibanco acquired 11,263 thousand common shares and all the preferred shares of Banco1.net S.A. for approximately R$38,378, increasing its ownership to 99.999% of the total equity. The company name was changed from Banco1.net S.A. to Hipercard Banco Múltiplo S.A. On February 28, 2005, the Extraordinary Shareholders' Meeting, the capital of Unicard Banco Múltiplo S.A. was increased through subscription with investment into Hipercard Banco Múltiplo S.A.

(5)	During the third quarter of 2004, the shareholders approved in an Extraordinary Shareholders' Meeting, the merger of Estrel Participações S.A. into Banco Investcred Unibanco S.A., at its book value.

(6)	Sold in the last quarter of 2004.

(7)	Through the Extraordinary Shareholders' Meeting held on June 11, 2004, the change in the company name was approved from Phenix Seguradora S.A to Unibanco AIG Vida e Previdência S.A. and the Extraordinary Shareholders' Meeting held on July 30, 2004 approved the merger was Phenix Participações Ltda. and Unibanco AIG Previdência S.A., respectively, into Unibanco AIG Vida e Previdência S.A.

(8)	On March 1st, 2004, Unibanco acquired from the Dutch Group Ahold, through its subsidiaries the total capital of Hipercard Administradora de Cartões de Crédito Ltda., after the conclusion of the due diligence process occurred during the third quarter of 2004, for the amount of R$630 million resulting in a goodwill of R$415 million to be amortized in accordance with the expected period of benefit up to ten years.

(9)	On January 31, 2005, the Extraordinary Shareholders' Meeting approved the merger of Unibanco Corretora de Valores Mobiliários into Unibanco Investshop Corretora de Valores Mobiliários e Câmbio S.A.

(b) Goodwill on acquisition of companies

The goodwill relating to the acquisition of companies is being amortized up to ten years, according to the expected period of benefit, with the amortization for the period being recognized in "Other operating expenses".

The goodwill balance shown in the Unibanco consolidated financial statements and the amount amortized were as follows:

	Balance to be amortized		Amortization

	March 31,	December 31,	Quarter ended March 31,

	2005	2004	2005	2004
Bandeirantes	-	-	-	15,839
Fininvest	314,963	322,749	7,786	6,538
Hipercard	378,065	394,345	10,616	-
Other	182,038	159,606	7,545	4,625
Total	875,066	876,700	25,947	27,002

10. Resources from Securities Issued

Resources from securities issued are represented mainly by mortgage notes issued in Brazil and euronotes issued abroad.

(a) Mortgage notes are adjusted using the Referencial Rate (TR), plus average interest of 12.79% (December 31, 2004 – 13.09%) per annum, and are payable up to April 25, 2006.

(b) Euronotes

Unibanco				Unibanco Consolidated

Maturity	Currency	March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004
Less than 3 months	US$	140,182	428,757	132,146	335,397
	EUR	25,048	42,041	25,048	42,041
	R$	8,629	-	8,629	-
		173,859	470,798	165,823	377,438

From 3 to 12 months	US$	460,361	406,040	454,889	400,679
	EUR	14,680	36,245	14,680	36,245
	R$	3,187	5,745	3,187	5,745
		478,228	448,030	472,756	442,669

From 1 to 3 years	US$	76,665	63,488	71,745	71,337
	EUR	12,952	10,287	12,952	10,287
	R$	111,503	104,756	111,503	104,756
		201,120	178,531	196,200	186,380

From 3 to 5 years	US$	121,452	82,663	94,479	82,663
	R$	318,410	-	318,410	-
		439,862	82,663	412,889	82,663

From 5 to 15 years	US$	49,944	75,947	46,265	75,602

Total		1,343,013	1,255,969	1,293,933	1,164,752

The average interest of issuance in foreign currency was 2.78% (December 31, 2004 – 2.96%) per annum in Unibanco and 2.78% (December 31, 2004 – 2.92%) per annum in Unibanco Consolidated.

In February, 2005, Unibanco launched a Real-denominated note, in the amount equivalent to US$125 million, with 5 year-term and half-yearly interest payments. The security offers coupon in Reals, pegged to the IGPM Inflation Index plus a fixed rate of 8.9% p.a..

(c) The other issues totaled R$43,782 (December 31, 2004 - R$37,722) in Unibanco and in Unibanco Consolidated with maturities up to August 4, 2010 and an average interest rate of 6.28% (December 31, 2004 – 7.38%) per annum.

11. Borrowings and Onlendings

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2025, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to December 15, 2011, with an average interest rate of 5.32% (December 31, 2004 – 5.28%) per annum.

12. Fiscal, Labor and Civil Litigations

Unibanco and its subsidiaries are parties to various legal actions, principally tax litigation, civil litigation and labor claims. The provision for probable future losses is recorded considering the probability of loss in the lawsuits based on the opinion of legal counsels. Provisions recorded and respective changes for the quarter were as follows:

(a) Balance sheet

	Unibanco		Unibanco Consolidated

	March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004
Tax litigation	549,517	548,418	1,185,596	1,106,463
Labor litigation	534,149	561,242	798,313	815,358
Civil litigation	318,416	283,433	506,074	464,318
Total	1,402,082	1,393,093	2,489,983	2,386,139

Recorded in Other Liabilities
- Taxes and Social Security	549,517	548,418	1,185,596	1,106,463
- Others	852,565	844,675	1,304,387	1,279,676
	1,402,082	1,393,093	2,489,983	2,386,139

(b) Changes in and the related fiscal labor and civil litigation provision:

	Unibanco		Unibanco Consolidated

	Quarter ended March 31,

	2005	2004	2005	2004
Balance at the beginning of the quarter	1,393,093	867,445	2,386,139	1,812,161
Provision charged	114,708	96,283	238,641	175,415
Payments	(105,719)	(23,770)	(134,797)	(44,127)
Balance at the end of the quarter	1,402,082	939,958	2,489,983	1,943,449

(c) Tax litigation

Unibanco and its subsidiaries are involved in several tax suits, including those relating to the constitutionality of certain taxes, and the probable liability is fully provided, until the accrued liability is settled or reversed based on the legal counsel’s opinion.

(d) Labor litigation

Labor unions and former employees have filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. The contingency amount is recorded as provision, based on the average of payments made.

Several dismissed employees of Banco Nacional have filed labor-related lawsuits against Banco Nacional and Unibanco after Unibanco’s acquisition of certain of Banco Nacional’s assets and liabilities. Banco Nacional is responsible for these lawsuits and is reimbursing Unibanco at the end of the lawsuits, for any amounts incurred under such lawsuits. Additionally, in the cases, in which attachments have been made to assets which have since been transferred to Unibanco, the Bank has filed third-party motions against these attachments.

(e) Civil litigation

Unibanco and its subsidiaries were party to other actions and claims including certain claims together with other Brazilian financial institutions relating, mainly, to (i) past economic plans of the Brazilian government; (ii) the application of compound interest rates for periods less than one year in their operations; (iii) losses related to lease contracts involving foreign exchange variations; and (iv) personal and moral injury. Those actions and claims are recorded in accordance with the probability of loss in each type of claim.

(f) Claims (Bandeirantes and Nacional)

Certain former shareholders of Banorte (a bank acquired by Bandeirantes before Unibanco became the controlling shareholder of Bandeirantes) have filed lawsuits against Bandeirantes and the Brazilian Central Bank, seeking to terminate the Brazilian Central Bank intervention in Banorte before its acquisition by Bandeirantes. In accordance with the Agreement between Unibanco and Caixa Geral de Depósitos for the acquisition of a controlling interest in Bandeirantes, Caixa Geral de Depósitos assumed full responsibility for such lawsuits. Accordingly, no provision was recorded related to this claim.

The former controllers of Banco Nacional S.A. filed suits against the Brazilian Central Bank and Unibanco in connection with the sale of assets and liabilities of Banco Nacional. Unibanco considers, based on the opinion of legal counsel, these suits untenable, since the acquisition of assets and assumption of operational liabilities of Banco Nacional by Unibanco occurred in accordance with PROER (Program for the Strengthening of the National Financial System) a program implemented by law with the purpose of preserving the resources of depositors and maintaining the trust of Brazilians in the financial institutions of the National Financial System. Management considers that there is no need to record any provisions in this case.

13. Other Liabilities

(a) Technical provision for insurance, private retirement plans and annuity products:

	Insurance		Private Retirement Plans		Annuity Products		Total

	March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004
Current:	1,154,492	811,549	2,747,588	2,620,991	446,978	428,180	4,349,058	3,860,720
Provision for unearned premiums	509,478	342,056	1	1	-	-	509,479	342,057
Loss Provision IBNR The provision for claims incurred but not yet reported)	199,222	192,950	9,734	8,593	-	-	208,956	201,543
Mathematical provision benefits to be granted	142,968	-	2,701,670	2,580,028	-	-	2,844,638	2,580,028
Mathematical provision for benefits granted	2,776	102	1	1	-	-	2,777	103
Unsettled claims	297,533	275,375	752	764	-	-	298,285	276,139
Provision for draws and redemptions	-	-	-	446,615	428,180	446,615	428,180
Other provisions	2,515	1,066	35,430	31,604	363	-	38,308	32,670
Long-term liabilities:	934	132,869	1,976,603	1,812,444	-	-	1,977,537	1,945,313
Mathematical provision benefits to be granted	-	128,724	1,455,571	1,374,107	-	-	1,455,571	1,502,831
Mathematical provision for benefits granted	746	2,279	343,793	263,170	-	-	344,539	265,449
Other provisions	188	1,866	177,239	175,167	-	-	177,427	177,033
Total of technical provisions	1,155,426	944,418	4,724,191	4,433,435	446,978	428,180	6,326,595	5,806,033

(b) Subordinated debt

	Unibanco

	Issue	Maturity	Remuneration per annum	March 31, 2005	December 31, 2004
Step-up subordinated callable notes (1)	April 2002	April 2012	9.375%	554,209	535,214
Step-up subordinated callable notes (2)	December 2003	December 2013	7.375%	544,358	532,147
Step-up subordinated callable notes (3)	April 2001	April 2006	3.45%	81,327	80,281
Line of credit (4)	December 2004	December 2009	4.74%	404,667	398,684
Subordinated time deposits (5)	December 2002	December 2012	102% of CDI (6)	383,201	367,493
Total				1,967,762	1,913,819

	Unibanco Consolidated

	Issue	Maturity	Remuneration per annum	March 31, 2005	December 31, 2004
Step-up subordinated callable notes (1)	April 2002	April 2012	9.375%	552,619	519,916
Step-up subordinated callable notes (2)	December 2003	December 2013	7.375%	536,902	532,145
Step-up subordinated callable notes (3)	April 2001	April 2006	3.45%	81,327	80,281
Line of credit (4)	December 2004	December 2009	4.74%	404,667	398,684
Subordinated time deposits (5)	December 2002	December 2012	102% of CDI (6)	383,201	367,493
Total				1,958,716	1,898,519
___________________
(1)	The debt can be fully redeemed in April 2007 or in each subsequent interest payment. The interest rate from the fifth year will be 11.7995% per annum.
(2)	The debt can be fully redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(3)	The debt can not be redeemed prior to contractual maturity. The interest rate from the fifth year will be 2.45% per annum.
(4)	The debt can not be redeemed prior to contractual maturity. The interest rate is calculated through semi-annual Libor plus 2%.
(5)	Subordinated time deposits can be redeemed from December 2007.
(6)	The Brazilian interbank interest rate.

(c) Sundry

	Unibanco		Unibanco Consolidated

	March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004
Sale of rights of receipt of future flow of payment orders abroad (1)	2,527,042	2,576,208	2,527,042	2,576,208
Payable to merchants - credit card	-	-	2,186,699	2,342,406
Provision for labor and civil litigation	852,565	844,675	1,304,387	1,279,676
Provisions for payroll and administrative expenses	340,050	180,638	412,137	266,796
Payable related to insurance companies	-	-	360,920	303,446
Restructuring provision (2)	126,183	151,172	126,183	151,172
Payable for official agreement	2,779	3,395	2,779	3,395
Debt assumption contracts	11,577	77,841	367	-
Amounts payable to associated company	4,432	5,006	-	-
Other	175,193	415,975	225,916	570,564
Total	4,039,821	4,254,910	7,146,430	7,493,663
Short-term	843,858	1,068,875	3,456,958	3,833,002
Long-term	3,195,963	3,186,035	3,689,472	3,660,661
____________________
(1)	Amount related to the sale of rights of receipt of future flow of payment orders receivable from overseas correspondent banks, in the amounts of US$817,000 thousand and of Y$25,000,000 thousand, bearing three-months Libor plus rates between 0.50% and 4.25% per annum, or fixed rate of 6.15% per annum, payable quarterly and with beginning maturity in April 2009 and final maturity in October 2013.
(2)	Provision recorded to face the restructuring charges related to the retail transactions not linked to the permanent assets.

14. Employee Benefits

(a) Free benefits generation program

Up to June 30, 2004, Unibanco’s employees could opt for a “Free Benefits Generation Program” (PGBL), a system whereby the participant accumulates financial resources during his/her career, through contributions paid by the employee and the Company where he/she works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contributions and is managed by Unibanco AIG Previdência S.A. and Unibanco Asset Management – Banco de Investimento S.A. responsible for the financial management of the FIFE funds.

Additionally, Unibanco and a portion of its employees contributed to a defined contribution pension plan administered by Trevo – Instituto Bandeirantes de Seguridade Social, for the primary purpose of supplementing the retirement benefits provided by the government retirement plans, substantially through a defined contribution plan.

As from July 1st, 2004, the employee's "Free Benefits Generation Program " was redesigned in order to offer to the employees of Unibanco more coverage and flexible benefits. The new program is a closed private entity through Trevo IBSS and is called Intelligent Future and introduces many improvements, such as the opportunity to contribute with higher percentages, which vary between ages, than under the previous plan; the possibility to retire as from 50 years old; as well four different choices to take advantage of the benefits in the case the employee opts for early retirement.

During the quarter ended March 31, 2005, the company sponsor contributions totaled R$4,125 (March 31, 2004 - R$443) in Unibanco and R$4,725 (March 31, 2004 - R$2,129) in Unibanco Consolidated.

(b) Stock option program

Unibanco has a stock option program intended to foster the long-term commitment of the Company’s executives to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to this program, Unibanco’s executives can be granted stock or Unit options that can be exercised between 3 to 6 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

Up to March 31, 2005, the options were developed as follows:

Issuance		Vesting period until	Exercise period until	Exercise price restated as of 03/31/2005	Granted	Exercised	Cancelled	Not exercised

N°	Date
1ª	01.21.2002	01.21.2005	01.20.2006	9.31	2,062,687	580,299	548,187	934,201
		01.21.2006	01.20.2007	9.31	2,062,728	-	630,001	1,432,727
		01.21.2007	01.20.2008	9.31	2,062,585	-	629,978	1,432,607
2ª	04.15.2002	04.15.2005	04.14.2006	10.91	11,334	-	-	11,334
		04.15.2006	04.14.2007	10.91	11,333	-	-	11,333
		04.15.2007	04.14.2008	10.91	11,333	-	-	11,333
3ª	08.01.2002	08.01.2005	07.31.2006	8.40	33,334	-	-	33,334
		08.01.2006	07.31.2007	8.40	33,333	-	-	33,333
		08.01.2007	07.31.2008	8.40	33,333	-	-	33,333
4ª	08.12.2002	08.12.2005	08.11.2006	7.048	60,000	-	-	60,000
		08.12.2006	08.11.2007	7.048	60,000	-	-	60,000
		08.12.2007	08.11.2008	7.048	60,000	-	-	60,000
5ª	11.01.2002	11.01.2005	10.31.2006	6.904	33,334	-	-	33,334
		11.01.2006	10.31.2007	6.904	33,333	-	-	33,333
		11.01.2007	10.31.2008	6.904	33,333	-	-	33,333
6ª	11.11.2002	11.11.2005	11.10.2006	6.904	33,334	-	33,334	-
		11.11.2006	11.10.2007	6.904	33,333	-	33,333	-
		11.11.2007	11.10.2008	6.904	33,333	-	33,333	-
7ª	11.20.2002	11.20.2005	11.19.2006	6.904	50,000	-	-	50,000
		11.20.2006	11.19.2007	6.904	50,000	-	-	50,000
		11.20.2007	11.19.2008	6.904	50,000	-	-	50,000
8ª	01.06.2003	01.06.2006	01.05.2007	6.662	26,667	-	26,667	-
		01.06.2007	01.05.2008	6.662	26,667	-	26,667	-
		01.06.2008	01.05.2009	6.662	26,666	-	26,666	-
9ª	02.10.2003	02.10.2006	02.09.2007	7.784	20,000	-	-	20,000
		02.10.2007	02.09.2008	7.784	20,000	-	-	20,000
		02.10.2008	02.09.2009	7.784	20,000	-	-	20,000
10ª	03.10.2003	03.10.2006	03.09.2007	8.17	27,667	-	7,667	20,000
		03.10.2007	03.09.2008	8.17	27,667	-	7,667	20,000
		03.10.2008	03.09.2009	8.17	27,666	-	7,666	20,000
11ª	04.08.2003	04.08.2006	04.07.2007	8.852	264,003	-	100,669	163,334
		04.08.2007	04.07.2008	8.852	263,999	-	100,666	163,333
		04.08.2008	04.07.2009	8.852	263,998	-	100,665	163,333
12ª	04.14.2003	04.14.2006	04.13.2007	8.944	6,667	-	6,667	-
		04.14.2007	04.13.2008	8.944	6,667	-	6,667	-
		04.14.2008	04.13.2009	8.944	6,666	-	6,666	-
13ª	05.07.2003	05.07.2006	05.06.2007	8.41	186,667	-	-	186,667
		05.07.2007	05.06.2008	8.41	186,667	-	-	186,667
		05.07.2008	05.06.2009	8.41	186,666	-	-	186,666
14ª	06.04.2003	06.04.2006	06.03.2007	10.206	100,000	-	-	100,000
		06.04.2007	06.03.2008	10.206	100,000	-	-	100,000
		06.04.2008	06.03.2009	10.206	100,000	-	-	100,000
15ª	06.16.2003	06.16.2006	06.15.2007	10.30	20,000	-	-	20,000
		06.16.2007	06.15.2008	10.30	20,000	-	-	20,000
		06.16.2008	06.15.2009	10.30	20,000	-	-	20,000
16ª	09.02.2003	09.02.2006	09.01.2007	9.834	1,037,721	-	207,012	830,709
		09.02.2007	09.01.2008	9.834	1,037,658	-	206,996	830,662
		09.02.2008	09.01.2009	9.834	1,037,621	-	206,992	830,629
17ª	11.10.2003	11.10.2006	11.09.2007	9.834	60,000	-	60,000	-
		11.10.2007	11.09.2008	9.834	60,000	-	60,000	-
		11.10.2008	11.09.2009	9.834	60,000	-	60,000	-
18ª	12.17.2003	12.17.2006	12.16.2007	11.50	20,000	-	-	20,000
		12.17.2007	12.16.2008	11.50	20,000	-	-	20,000
		12.17.2008	12.16.2009	11.50	20,000	-	-	20,000
19ª	01.05.2004	01.05.2007	01.04.2008	9.834	40,000	-	-	40,000
		01.05.2008	01.04.2009	9.834	40,000	-	-	40,000
		01.05.2009	01.04.2010	9.834	40,000	-	-	40,000
20ª	02.01.2004	02.01.2007	01.31.2008	13.762	60,000	-	-	60,000
		02.01.2008	01.31.2009	13.762	60,000	-	-	60,000
		02.01.2009	01.31.2010	13.762	60,000	-	-	60,000
21ª	04.05.2004	04.05.2007	04.04.2008	14.032	2,040	-	-	2,040
		04.05.2008	04.04.2009	14.032	2,040	-	-	2,040
		04.05.2009	04.04.2010	14.032	2,040	-	-	2,040
22ª	04.12.2004	04.12.2007	04.11.2008	13.908	133,334	-	-	133,334
		04.12.2008	04.11.2009	13.908	133,333	-	-	133,333
		04.12.2009	04.11.2010	13.908	133,333	-	-	133,333
23ª	04.13.2004	04.13.2007	04.12.2008	14.024	33,334	-	-	33,334
		04.13.2008	04.12.2009	14.024	33,333	-	-	33,333
		04.13.2009	04.12.2010	14.024	33,333	-	-	33,333
24ª	07.19.2004	07.19.2007	07.18.2008	12.581	156,668	-	-	156,668
		07.19.2008	07.18.2009	12.581	156,666	-	-	156,666
		07.19.2009	07.18.2010	12.581	156,666	-	-	156,666
25ª	08.04.2004	08.04.2009	08.03.2010	11.88	300,000	-	-	300,000
26ª	09.20.2004	09.20.2007	09.19.2008	13.47	3,334	-	-	3,334
		09.20.2008	09.19.2009	13.47	3,333	-	-	3,333
		09.20.2009	09.19.2010	13.47	3,333	-	-	3,333
27ª	02.01.2005	02.01.2008	01.31.2009	15.84	1,406,687	-	-	1,406,687
		02.01.2009	01.31.2010	15.84	1,406,667	-	-	1,406,667
		02.01.2010	01.31.2011	15.84	1,406,646	-	-	1,406,646
	Total (average price)			11.62	17,966,120	580,299	3,134,166	14,251,655

15. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

	March 31, 2005			December 31,2004

	Outstanding shares	Treasury stocks	Total	Total
Common	755,658,168	-	755,658,168	755,658,168
Preferred	641,090,216	12,109,948	653,200,164	653,200,164
Total	1,396,748,384	12,109,948	1,408,858,332	1,408,858,332

As of March 31, 2005, the market value of common shares were R$13.38 and R$7.59 for preferred shares.

Preferred shares carry no voting rights but have priority over common stocks in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings S.A. (Holdings) and is traded in the Brazilian market.

Each Global Depositary Receipts (GDRs) is represented by 5 Units, and is traded in the international market.

On August 30, 2004, Unibanco and Unibanco Holdings finalized the reverse stock split of their common and preferred shares, including the Units, in the ratio of 100 shares to 1 share. The shares have been negotiated as per share basis. In the same date, the Global Depositary Receipts (GDRs) traded abroad have been each represented 5 Units, instead of 500 Units, without change in the number of GDRs issued or in the value of their pricing.

The reverse stock split aims to provide more efficiency in controlling and in the relationship with shareholders, and operational cost reduction, as well as being one more step in the quest for increasing share liquidity.

(b) Dividends and interest on capital

The mandatory dividend represents at least 35% of the Bank’s annual net income, adjusted for transfers to the legal reserve.

On December 29, 2004, the Board of Directors approved the payment of interest on capital to the shareholders, in the amount of R$258,824, being R$0.1773 (R$0.1507 net of applicable tax) per common share and R$0.1950 (R$0.1657 net of applicable tax) per preferred share outstanding in that time. The interest on capital was calculated in accordance of article 9 of Law no. 9249/95, with tax benefit of R$88,000.

The Units had interest on capital of R$0.3485 (R$0.2962 net of applicable tax) being R$0.1535 (R$0.1305 net of applicable tax) from Unibanco Holdings and R$0.1950 (R$0.1657 net of applicable tax) from Unibanco. The GDR had interest on capital of R$1.7423 (R$1.4810 net of applicable tax).

On March 30, 2005, the Board of Directors approved the payment of interest on capital to the shareholders, in the amount of R$84,392, qualified as complementary to the interest on capital declared related to the profit ascertained in the 2004 fiscal year, in the amount of R$27,676, plus the interest related to the first quarter of 2005, in the amount of R$56,716, being R$0.0578 (R$0.0491 net of applicable tax) per common share and R$0.0635 (R$0.0540 net of applicable tax) per preferred share outstanding in that time. The interest on capital was calculated in accordance of article 9 of Law no. 9249/95, with tax benefit of R$28,693. The payment of the interest on capital will be made from April 29, 2005.

The Units had interest on capital of R$0.1138 (R$0.0967 net of applicable tax) being R$0.0503 (R$0.0427 net of applicable tax) from Unibanco Holdings and R$0.0635 (R$0.0540 net of applicable tax) from Unibanco. The GDR had interest on capital of R$0.5689 (R$0.4836 net of applicable tax).

During the first quarter of 2005, R$95,054 of interest on own capital was accrued, with tax benefit of R$32,318. The amount will be computed for purposes of the minimum mandatory dividend of year, net of applicable tax.

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Treasury stock

During the first quarter of 2005 as per the buy back program Shares – Performance, approval by the Extraordinary Shareholders’ Meeting on October 31, 2001, the following changes in treasury stock occurred:

Quantity of shares on December 31, 2004	12,744,112
Acquisition of own stocks	279,388
Sale of own stocks	(580,299)
Treasury stocks exchange	(333,253)
Quantity of shares on March 31, 2005	12,109,948

As mentioned in Private Conversion Program approved by CVM (Comission Exchange Securities) between February 1, to March 16, 2005, were converted 333,253 preferred shares issued by Unibanco and 333,253 preferred shares issued by Holdings at an average cost of R$4.1530 per share. The minimum and maximum price of share was R$15.48 and R$20.77, respectively. On March 31, 2005, the fair value of units is R$18.50.

(e) Statutory reserves

The balance is summarized as follows:

	March 31, 2005	December 31, 2004
i) Foreign exchange risk reserve – calculated based on the 2% of the net income for the year after the legal deductions and dividends up to a limit of 20% of capital stock	93,856	93,856
ii) Operating margin reserve – calculated based on the 90% of the net income for the year after the legal deductions and dividends up to a limit of 80% of capital stock	2,590,314	2,526,417
Total	2,684,170	2,620,273

(f) Changes in stockholders’ equity

	Quarter ended March 31,

	2005	2004
Balance at the beginning of the quarter	8,106,383	7,155,896
Acquisitions of own stocks	(2,580)	-
Sale of own and treasury stocks exchange	4,030	-
Prior period adjustments	(21)	2,054
Revaluation reserve	(91)	2,022
Fair value adjustments - marketable securities and derivatives	6,005	53,016
Net income for the period	401,289	276,145
Interest on own capital proposed	(151,770)	(130,947)
Balance at the end of the quarter	8,363,245	7,358,186

(g) Conversion Program

As from November 2003, a Conversion Program will be maintained during two years allowing holders of Unibanco preferred shares and Unibanco Holdings preferred shares as of the date of the Exchange Offer Announcement (September 15th, 2003) to convert their pairs of preferred shares into Units. Up to March 31, 2005, 624.8 thousand preferred shares were converted into Units.

16. Other Operating Income and Expenses

(a) Other operating income

	Unibanco		Unibanco Consolidated

			Quarter ended March 31,

	2005	2004	2005	2004
Interest on restricted escrow deposits	27,596	2,414	55,120	2,805
Dividends/retained earnings received from
other investments, principally consortium	6,026	5,837	30,915	18,365
Exchange rate variation on others credits	5,210	-	5,210	-
Foreign branches’ and subsidiary companies’
exchange gains	4,967	7,414	2,032	7,772
Monetary correction of prepaid taxes	-	1,925	1,120	1,925
Monetary correction of income receivable	31	5,792	31	13,491
Other	98,598	4,731	22,684	17,274
Total	142,428	28,113	117,112	61,632

(b) Other operating expenses

	Unibanco		Unibanco Consolidated

			Quarter ended March 31,

	2005	2004	2005	2004
Provision for labor and civil litigations	13,609	70,081	59,478	111,767
Expense related to checks and billing, net	34,860	20,837	45,191	25,722
Insurance expenses	-	-	42,422	28,755
Amortization of goodwill on subsidiaries
acquired	11,490	28,223	25,947	27,002
Monetary correction of other liabilities	2,645	11,941	11,182	11,941
Other	6,527	27,569	77,353	38,523
Total	69,131	158,651	261,573	243,710

17. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and negative basis of social contribution carry-forward are recorded in “Other credits – sundry” and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred income tax losses and negative basis of social contribution carry-forward are realized in accordance with the existing taxable income, and income tax on temporary differences are realized when using or reversing the provision.

(a) Deferred tax assets

				Unibanco

	December 31, 2004	Constitution	Realization	March 31, 2005
Allowance for credit losses	294,272	46,625	30,182	310,715
Other provisions not currently deductible	790,096	120,927	154,291	756,732
Tax loss and negative basis of social
contribution carry-forwards	237,580	-	26,342	211,238
Social contribution carry-forwards
(Provisional Measure 2158-35)	280,992	-	5,023	275,969
Subtotal	1,602,940	167,552	215,838	1,554,654
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	43,843	-	2,973	40,870
Net deferred tax assets	1,646,783	167,552	218,811	1,595,524
Total assets	1,646,783			1,595,524

				Unibanco

	December 31, 2003	Constitution	Realization	March 31, 2004
Allowance for credit losses	388,980	47,343	85,739	350,584
Other provisions not currently deductible	300,335	103,413	35,646	368,102
Tax loss and negative basis of social
contribution carry-forwards	256,993	-	1,933	255,060
Social contribution carry-forwards
(Provisional Measure 2158-35)	284,625	-	905	283,720
Subtotal	1,230,933	150,756	124,223	1,257,466
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	78,986	-	26,811	52,175
Net deferred tax assets	1,309,919	150,756	151,034	1,309,641
Total assets	1,309,919			1,309,641

		Unibanco Consolidated

	December 31, 2004	Constitution	Realization	Balance of acquired companies	March 31, 2005
Allowance for credit losses	438,485	108,720	92,513	384	455,076
Other provisions not currently deductible	1,191,988	207,245	194,617	10,835	1,215,451
Tax loss and negative basis of social
contribution carry-forwards	677,100	11,819	48,754	-	640,165
Social contribution carry-forwards
(Provisional Measure 2158-35)	485,076	-	8,542	-	476,534
Subtotal	2,792,649	327,784	344,426	11,219	2,787,226
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	42,491	1,545	3,368	-	40,668
Deferred tax obligations	(28,626)	(772)	(84)	-	(29,314)
Net deferred tax assets	2,806,514	328,557	347,710	11,219	2,798,580
Total assets	2,835,140				2,827,894
Total liabilities	28,626				29,314

Unibanco Consolidated

	December 31,			March 31,
	2003	Constitution	Realization	2004
Allowance for credit losses	545,438	86,024	138,818	492,644
Other provisions not currently deductible	652,067	137,489	74,107	715,449
Tax loss and negative basis of social
contribution carry-forwards	704,187	7,256	9,571	701,872
Prior year adjustments	-	-	54	(54)
Social contribution carry-forwards
(Provisional Measure 2158-35)	492,453	-	906	491,547
Subtotal	2,394,145	230,769	223,456	2,401,458
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	92,236	1,119	27,475	65,880
Deferred tax obligations	(26,031)	-	(1,069)	(24,962)
Net deferred tax assets	2,460,350	231,888	249,862	2,442,376
Total assets	2,486,381			2,467,338
Total liabilities	26,031			24,962

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

The expected realization of deferred taxes:

	Unibanco			Unibanco Consolidated

Year	Social contribution (Provisional Measure 2158-35)	Other	Total	Social contribution (Provisional Measure 2158-35)	Other	Total
2005	6,788	153,352	160,140	15,850	369,192	385,042
2006	358	436,670	437,028	6,929	747,008	753,937
2007	855	504,891	505,746	12,960	631,581	644,541
2008	4,102	42,359	46,461	21,827	150,025	171,852
2009	6,292	38,152	44,444	27,298	140,337	167,635
2010	20,139	73,549	93,688	44,672	128,675	173,347
2011 to 2013	107,115	29,712	136,827	187,279	85,658	272,937
2014 to 2017	130,320	-	130,320	159,719	58,216	217,935
Total	275,969	1,278,685	1,554,654	476,534	2,310,692	2,787,226

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$1,280,102 in Unibanco and R$2,195,388 in Unibanco Consolidated.

(b) Income tax and social contribution income (expenses)

	Unibanco		Unibanco Consolidated

	Quarter ended March 31,

	2005	2004	2005	2004
Income before income tax and social
contribution, net of profit sharing	511,242	262,562	603,700	389,636
Income tax and social contribution expenses
at a rate of 25% and 9%	(173,822)	(89,271)	(205,258)	(132,476)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange rate
variation on subsidiaries abroad	42,598	69,728	290	4,703
Interest on capital paid , net	46,401	39,485	56,465	49,688
Deferred tax credits of prior quarter	-	-	-	(767)
Permanent differences (net)	(25,130)	(6,359)	(17,389)	308
Income tax and social contribution for
the quarter	(109,953)	13,583	(165,892)	(78,544)

18. Commitments and Guarantees

	Unibanco		Unibanco Consolidated

	March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004
Co-obligation and risks for guarantees provided	4,703,036	4,227,790	4,623,051	4,367,582
Assets under management (mainly mutual
investment funds)	29,311,877	28,076,850	34,205,546	32,978,541
Lease commitments	73,205	56,409	73,253	56,517

19. Related-Party Transactions (Unibanco)

	March 31,	December 31,
	2005	2004
Assets
Cash and due from banks	112	112
Interbank investments	5,731,888	5,625,703
Marketable securities and derivative financial instruments	483,255	598,815
Interbank accounts	448	1,073
Lending operations	255,692	267,974
Other credits
. Income receivable
Dividends and interest on capital	58,135	67,686
. Sundry	6,961	5,552

Liabilities
Deposits	2,191,113	2,154,860
Securities sold under repurchase agreements	140,446	226,841
Resources from securities issued
. Securities abroad	60,945	99,233
Interbank accounts	5,216	20,071
Borrowings	228,371	211,049
Derivative financial instruments	75,957	124,283
Other liabilities
Social and statutory	198,084	301,506
Negotiation and intermediation of securities	-	351
Subordinated debt	9,046	15,299
Sundry	132,693	190,400

	Quarter ended March 31,
	2005	2004

Revenues
Lending operations	2,304	1,783
Marketable securities	231,987	99,009
Derivative financial instruments	1,416	7,874
Services rendered	54,141	48,344
Other operating income	-	1,557

Expenses
Deposits and securities sold	75,991	52,891
Borrowings and onlendings	2,244	1,583
Other administrative expenses	6,189	9,471
Other operating expenses	497	799

The amounts shown above reflect transactions between Unibanco and its subsidiary companies, and have been eliminated on consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions were undertaken at average market rates in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, annuity products plans, insurance operations and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

20. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in market risks, foreign exchange rates and interest rate (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities in order to aggregate value in its results.

Unibanco manages financial derivative risks as part of its asset and liability management process and through credit policies and procedures. The counterparty credit risks are minimized by entering into transactions with only a select number of high-quality institutions.

A large part of the derivatives are negotiated on the Brazilian Futures and Commodities Exchange (“BM&F”). Exchange-traded instruments conform to standard terms and are subject to policies set by the BM&F, including counterpart approval, daily margin requirements and security deposit requirements. For the remaining derivative financial instruments, which are negotiated in a Clearing House for Custody and Financial Settlement of Securities or in an over-the-counter transaction, the counterparty credit risks are analyzed.

Interest rate and currency forward and futures contracts represent future commitments to purchase or sell financial instruments at specific terms and at specified dates. The notional amounts represent the face value of the corresponding instrument at the date of the operations’ liquidation. The credit risks associated with the future and forward contracts are minimized due to daily cash settlements and margin account deposits. Future and forward contracts are subject to the risk of fluctuation in interest rates or the value of the underlying instruments.

Swap contracts represent future commitments to exchange currencies or index for a contractual period and terms. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability of the counterparts to meet contractual conditions and the risk associated with changes in market conditions due to fluctuation in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options, Unibanco pays a premium and, as a writer of options, receives a premium in exchange for bearing the risk of movements in future interest rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums paid on purchased options and the risk associated with the changes in market conditions could influence written options.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on a global basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

The derivative financial instruments that are designated and qualify as hedging instruments of specific assets and liabilities have been highly correlated with respect to changes in the hedged items, allowing an assessment of the high effectiveness of the hedge during the period that the hedge is designated.

The derivative financial instruments designed to hedge may: (i) secure an expected future cash flow attributed to a particular asset or liability (cash flow hedge) or (ii) reduce the exposure to changes in the fair value of an asset or liability (fair value hedge).

(c) Strategy and management of risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institutional-wide basis. In addition, each business division has dedicated risk management staff.

Credit risk

The credit policy is designed to manage risk while maintaining flexibility required by market conditions and the needs of customers. The credit limits exposure goals are to avoid the concentration in clients and particular sectors that Unibanco believes have high risk factors. The credit policy has various approval levels for both retail and wholesale customers. Depending on the size and type of exposure and the customers prior credit history, approval levels range from the branch general manager or account manager to the retail or wholesale credit committees, which are composed of members of senior management. The centralized credit decision-making process is based on strict credit limits that are set by the wholesale and retail committees. The pre-approved credit limit to customers for different types of credit lines is based on their creditworthiness and size.

Corporate Credit: The decision on each credit is based on the following factors: financial history, cash flows, quality of management, relationship, history market conditions and other factors relating to credit risk. An internal credit rating system is employed, which ranks companies in categories based on quantitative criteria and qualitative aspects. The lines of credit are reviewed every 60 to 180 days, depending on the borrower’s rating and the external credit environment.

Retail Credit: Credit management in the retail banking business is characterized by the processing of a large volume of credit requests, which requires specialized systems and processes. A wide range of statistical tools to evaluate retail credit requests is utilized. These tools, which include credit behavior scoring, are backed by dedicated systems. The automated credit system is a special software program that services loans at all stages from their inception. The collections scoring is used for determination of which collection method or combination of collection methods is the most efficient. Stricter standards for originating and managing this loan portfolio are imposed, including restrictions on increases in credit limits and restrictions on renewals of overdraft facilities.

Market Risk

The policy regarding market risk exposure is conservative. Market risk exposure of the portfolios is independently supervised and controlled. Market risk management is based on limits established by the financial and risk committees. The market risk exposure is limited by managing the currency, maturity and interest rate mismatches. Securities, derivative financial instruments, loans and funding are analyzed on a consolidated basis. Derivative financial instruments play an important role in managing asset and liability mismatches. Exposure limits for the treasury Unit are established considering market volatility, scenario forecasts, opportunity for profit and the funding needs of the commercial bank. Trading and positioning activities are conducted within clear limits by the financial committee. These limits and policies are reviewed monthly or when a new threat or opportunity arises.

The value at risk methodology is used to evaluate the market risk. Stress tests are also applied using macroeconomic scenarios simulated by our risk management and macroeconomic team, in order to minimize the risk of loss in the portfolio and to analyze the effects of changes in the financial market of portfolio.

Unibanco manages its risk exposure on a centralized basis by having all risks passed to its treasury Unit. All treasury activities, including those for foreign branches, are closely monitored from the offices in São Paulo. Trading limits and strategies are defined by head office, and all trading positions are consolidated in centralized databases.

Liquidity Risk

The liquidity risk is related to the management of the gap on assets and liabilities financial cash flow which results in the financial capacity of the institution by taking additional funds and to honor its positions.

The liquidity planning and contingency policies are defined by the financial committees and are reported to the decision markers and are controlled by independent areas on a daily bases. The liquidity is evaluated in a similar methodology as the market risk, considering the different impacts of the exchange rates and macroeconomic scenarios and stress tests to simulate the changes in the availability and costs of funds in the financial market. Maturity, exchange rates, financial instruments and different markets are daily analyzed in order to assure the compliance of the established limits. Those limits and policies are periodically reviewed and the strategies are defined in order to assure a conservative monitor of the liquidity risk.

Operating risk

Operating risk is related to the estimate of an institution’s unexpected losses, due to its systems, practices and/or control measures being incapable of withstanding human error, damaged support infrastructure, faulty modeling, services or products and due to changes in the business environment changes or other adverse market conditions.

To meet the legal requirements the best practices of the international market and the internal regulations of the Brazilian financial market, Unibanco created an independent internal structure of risk management. This area has as one of its main goals to incentive the generation and the perpetuation of an internal culture focus in the integrated risk management. The management of the operating risk is an essential tool to the decision making process and to obtain competitive advantage giving an evaluation of the relationship between risk and reward. Another factor to highlight is the additional value to the brand due to the support given to the business areas, helping them to maintain their activities and to ensure the optimization of sources and allocated capital to the benefit of shareholders and clients, showing the commitment of the financial institution with the best practices of corporate governance.

As one of work tools used, mention is made of the Internal Control System that is available in the corporate portal which is accessible by all group areas. This process includes periodic evaluations, where the area managers identify their main activities and inherent risks, the existence of control issues and analyse the effectiveness of current controls.

The collected data provide support to monitor and evaluate the performance of the business Units, identifying those areas with greater risk potential. This structure is the basis for the identification of indicators and the implementation of a database to qualify and quantify our level of operating risk exposure. As a result, all manager of the Unibanco conglomerate participate in the process, fostering an appropriated culture and enabling the proper calculations for an appropriate allocation of capital.

The increasing diversity of banking operations and the volume of transactions on line/real time involving computers and telecommunications network increases the importance to our systems of information technology and potential impact of system failures.

Unibanco has devoted substantial resources to ensure the reliability and stability of its computers and related systems. Our main computer facility is located in São Paulo and we maintain a full backup system in total operating conditions. This backup system will operate automatically in case of system failures. To ensure the effective and prompt of this backup process, we perform tests and systematic operations where we evaluate all the process and identify eventual issues to be corrected.

(d) Financial instruments recorded in the financial statements compared to fair values are as follows:

	Unibanco

	March 31, 2005		December 31, 2004

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	7,705,021	7,703,827	8,046,144	8,010,295
Marketable securities	10,174,161	10,270,424	8,519,942	8,721,380
Lending operations	21,373,326	21,334,471	20,328,357	20,235,208
Derivatives, net	224,078	224,078	373,165	373,165

Liabilities
Interbank deposits	1,328,456	1,325,586	1,722,807	1,724,592
Time deposits	25,945,406	25,948,246	23,958,405	23,959,348
Mortgage notes	223,598	222,458	333,627	333,419
Resources from securities issued abroad	1,386,795	1,370,198	1,293,691	1,298,084
Subordinated debt	1,967,762	2,007,754	1,913,819	1,953,327
Other liabilities (Note 13 (c))	2,527,042	2,170,276	2,576,208	2,190,425
Treasury stocks	50,297	111,412	51,423	107,688

	Unibanco Consolidated

	March 31, 2005		December 31, 2004

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	2,185,659	2,184,842	2,759,373	2,709,217
Marketable securities	18,143,373	18,270,195	16,023,896	16,265,593
Lending operations	27,985,998	27,940,106	26,808,991	26,587,433
Derivatives, net	122,320	122,320	310,611	310,611

Liabilities
Interbank deposits	193,316	193,436	119,434	119,436
Time deposits	25,559,667	25,562,507	24,225,320	24,226,263
Mortgage notes	251,044	249,904	376,721	376,513
Resources from securities issued abroad	1,337,715	1,322,384	1,202,474	1,206,279
Subordinated debt	1,958,716	1,998,533	1,898,519	1,937,042
Other liabilities (Note 13 (c))	2,527,042	2,170,276	2,576,208	2,190,425
Treasury stocks	50,297	111,412	51,423	107,688

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the quarter, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes, was based on the average rate practiced by Unibanco on the last business day of the quarter, for similar operations.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect on the correspondent markets on the last business day of the quarter for similar operations.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the quarter for operations with similar maturities and indices, as informed by Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on Units price at March 31, 2005 in the São Paulo Stock Exchange.

(e) The current notional and fair values of derivative financial instruments recorded in memorandum accounts except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

	Unibanco

	March 31, 2005		December 31, 2004

	Notional exposure (1) and (2)	Exposure at fair value (1) and (2)	Notional exposure (1) and (2)	Exposure at fair value (1) and (2)
Futures contracts	4,158,983	4,158,983	3,679,960	3,679,960
Currencies	9,493	9,493	99,317	99,317
Interbank interest rate	3,595,344	3,595,344	2,835,130	2,835,130
Exchange coupon	554,146	554,146	745,513	745,513

Forward contracts	497,296	497,895	35,866	35,714
Currencies	884,760	872,557	384,139	377,505
Fixed interest rate	(387,464)	(374,662)	(348,273)	(341,791)

Swap contracts	264,499	280,208	307,368	300,831
Currencies	(3,835,851)	(3,779,569)	(3,543,843)	(3,479,576)
Interbank interest rate	705,334	692,179	941,026	941,961
Fixed interest rate	1,664,487	1,626,371	1,504,332	1,447,927
Other	1,730,529	1,741,227	1,405,853	1,390,519

Swap contracts with daily reset	1,535	1,535	241,744	241,744
Currencies	1,535	1,535	241,744	241,744

Third curve swap contracts	31,703	32,455	25,699	25,780
Currencies	(405,463)	(404,752)	(825,959)	(825,959)
Interbank interest rate	357,475	357,935	781,728	781,728
Fixed interest rate	79,691	79,272	69,930	70,011

Option contracts
Purchased option	4,229	1,416	548	1,300
Purchase	3,920	740	260	73
Currencies	3,920	740	260	73
Sale	309	676	288	1,227
Currencies	309	676	288	1,227
Sale option	109,138	95,494	28,487	24,863
Purchase	70,005	67,323	22,850	10,224
Currencies	70,005	67,323	22,850	10,224
Sale	39,133	28,171	5,637	14,639
Currencies	39,133	28,171	5,637	14,639

	Unibanco Consolidated

	March 31, 2005		December 31, 2004

	Notional exposure (1) and (2)	Exposure at fair value (1) and (2)	Notional exposure (1) and (2)	Exposure at fair value (1) and (2)
Futures contracts	4,851,965	4,851,965	4,869,064	4,869,064
Currencies	9,493	9,493	99,317	99,317
Interbank interest rate	4,374,068	4,374,068	4,138,576	4,138,576
Exchange coupon	468,404	468,404	631,171	631,171

Forward contracts	497,236	498,589	43,867	42,903
Currencies	918,088	905,885	280,617	273,983
Fixed interest rate	(420,852)	(407,296)	(236,750)	(231,080)

Swap contracts	159,081	177,758	235,842	231,089
Currencies	(3,488,852)	(3,431,553)	(3,158,203)	(3,091,945)
Interbank interest rate	1,522,895	1,509,117	1,530,587	1,530,768
Fixed interest rate	394,507	359,016	457,558	401,758
Other	1,730,531	1,741,178	1,405,900	1,390,508

Swap contracts with daily reset	41,341	41,341	346,650	346,650
Currencies	41,341	41,341	346,650	346,650

Third curve swap contracts	31,703	32,455	25,699	25,780
Currencies	(405,463)	(404,752)	(825,959)	(825,959)
Interbank interest rate	357,475	357,935	781,728	781,728
Fixed interest rate	79,691	79,272	69,930	70,011

Option contracts
Purchased option	4,229	1,416	548	1,300
Purchase	3,920	740	260	73
Currencies	3,920	740	260	73
Sale	309	676	288	1,227
Currencies	309	676	288	1,227
Sale option	109,138	95,494	28,487	24,863
Purchase	70,005	67,323	22,850	10,224
Currencies	70,005	67,323	22,850	10,224
Sale	39,133	28,171	5,637	14,639
Currencies	39,133	28,171	5,637	14,639
____________________
(1)	Include the net balance of short position (long position).
(2)	For option contracts the exposure at fair value refers to the respective premium.

The notional exposure of the option contracts recorded in memorandum accounts, amounted to R$263,000 (December 31, 2004 - R$76,000) in respect to purchase commitments and R$1,632,765 (December 31, 2004 - R$1,419,688) in respect to sale commitments.

On March 31, 2005, there were future transactions of R$10,221,038 (December 31, 2004 - R$7,339,572) in Unibanco and R$10,969,782 (December 31, 2004 - R$8,445,961) in Unibanco Consolidated and swap contracts in the amount of R$1,434,752 (December 31, 2004 - R$1,311,521) in Unibanco and R$2,024,981 (December 31, 2004 - R$1,808,565) in Unibanco Consolidated, accounted for at fair value and recognized as cash flow hedges with exposure to the US dollar fluctuations and indexed to interbank interest rate (CDI), net gain of applicable taxes and minority interest, during the quarter, in the amount of R$35,577 (December 31, 2004 – R$96,902) in Unibanco and R$37,466 (December 31, 2004 –R$118,519) in Unibanco Consolidated, which were recorded in “Unrealized gains or losses – marketable securities and derivatives”. The hedges as of March 31, 2005, were undertaken in accordance with the standards established by the Brazilian Central Bank.

During the quarter ended March 31, 2005, certain swap contracts previously classified as hedge to face exposures of the US dollar of securities held to maturity in accordance with the Circular 3129 of the Brazilian Central Bank, in the amount of R$69,095 were no longer classified as hedge due to the low effectiveness achieved of the hedges which was attributed to the change in the securities hedged items and the derivative financial instruments designed to hedge being outwith the percentages of limits allowed by the Brazilian Central Bank. The market-to-market adjustment on the derivative financial instruments was recorded as a charge to income, during the quarter, in the amount of R$5,330.

During the quarter ended March 31, 2005, certain swap contracts previously classified as cash flow hedge with exposure to the IGPM (Market General Price Index) of debentures, in accordance with the Circular 3129 of the Brazilian Central Bank, in the amount of R$224,056, were no longer classified as hedge due to the low effectiveness achieved of the hedges which was attributed to the change in the value of debentures items and the derivative financial instruments designed to hedge being outwith the percentagens of limits allowed by the Brazilian Central Bank. The adjustment on debentures due to the low effectiveness achieved of the hedge was recorded as a charge to income, during the quarter, in the amount of R$8,049.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the values of derivative financial instruments.

The swap transactions associated with funding and/or asset operations are recorded at current notional value adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to their fair value.

(f) Fair value distributed by trade location

	Unibanco

	March 31, 2005			December 31, 2004

Exposure at fair value	BM&F	CETIP/ Over the counter(1)	Total	BM&F	CETIP/ Over the counter(1)	Total
Future contracts	4,158,983	-	4,158,983	3,679,960	-	3,679,960
Forward contracts	-	497,895	497,895	-	35,714	35,714
Swap contracts	(104,284)	384,492	280,208	(138,107)	438,938	300,831
Swap contracts with daily reset	1,535	-	1,535	241,744	-	241,744
Third curve swap contracts	-	32,455	32,455	-	25,780	25,780
Option contracts
Purchased option	1,416	-	1,416	1,300	-	1,300
Sale option	33,748	61,746	95,494	24,863	-	24,863

	Unibanco Consolidated

	March 31, 2005			December 31, 2004

Exposure at fair value	BM&F	CETIP/ Over the counter(1)	Total	BM&F	CETIP/ Over the counter(1)	Total
Future contracts	4,851,965	-	4,851,965	4,869,064	-	4,869,064
Forward contracts	1,516	497,073	498,589	(2,797)	45,700	42,903
Swap contracts	(104,278)	282,036	177,758	(138,102)	369,191	231,089
Swap contracts with daily reset	41,341	-	41,341	346,650	-	346,650
Third curve swap contracts	-	32,455	32,455	-	25,780	25,780
Option contracts
Purchased option	1,416	-	1,416	1,300	-	1,300
Sale option	33,748	61,746	95,494	24,863	-	24,863
____________________
(1)	CETIP (Clearing House for Custody and Financial Settlement of Securities).

The amounts pledged to guarantee BM&F transactions were R$158,086 (December 31, 2004 - R$181,063) in Unibanco and R$186,961 (December 31, 2004 - R$216,275) in Unibanco Consolidated and are represented by federal government securities.

(g) The maturities and types of derivative financial instruments recorded in balance sheet accounts are as follows:

	Unibanco		Unibanco Consolidated

	March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004
Assets
Less than 3 months	132,772	303,394	111,189	294,645
Between 3 months and 1 year	300,286	280,735	214,909	168,221
Between 1 and 3 years	93,090	111,635	80,552	100,985
More than 3 years	19,234	16,190	19,234	16,190
Total	545,382	711,954	425,884	580,041

Liabilities
Less than 3 months	65,846	129,888	77,270	88,932
Between 3 months and 1 year	193,033	126,041	179,311	109,050
Between 1 and 3 years	61,541	80,645	46,325	69,233
More than 3 years	884	2,215	658	2,215
Total	321,304	338,789	303,564	269,430

	Unibanco		Unibanco Consolidated

	March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004
Assets
Forward contracts	14,436	100,162	34,954	120,880
Swap contracts	495,329	582,878	355,313	430,247
Third curve swap contracts	34,201	27,614	34,201	27,614
Option contracts – premiums paid	1,416	1,300	1,416	1,300
Total	545,382	711,954	425,884	580,041

Liabilities
Forward contracts	8,943	30,045	28,769	43,575
Swap contracts	215,121	282,047	177,555	199,158
Third curve swap contracts	1,746	1,834	1,746	1,834
Option contracts – premiums received	95,494	24,863	95,494	24,863
Total	321,304	338,789	303,564	269,430

(h) The maturities of derivative financial instruments recorded in memorandum accounts, except the option contracts whose balance represents the amounts recorded in asset and liability accounts, are as follows:

	Unibanco

	March 31, 2005

Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total
Future contracts	(8,841,666)	14,539,092	(1,590,980)	52,537	4,158,983
Forward contracts	(112,325)	(14,450)	115,502	509,168	497,895
Swap contracts	54,439	173,737	33,024	19,008	280,208
Swap contracts with daily reset	-	1,535	-	-	1,535
Third curve swap contracts	8,695	23,760	-	-	32,455
Option contracts
Purchased option	1,416	-	-	-	1,416
Sale option	3,497	91,997	-	-	95,494

	Unibanco

	December 31, 2004

Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total
Future contracts	(3,470,299)	5,088,313	2,220,281	(158,335)	3,679,960
Forward contracts	(662,672)	28,042	116,372	553,972	35,714
Swap contracts	81,668	172,776	31,733	14,654	300,831
Swap contracts with daily reset	176,993	64,751	-	-	241,744
Third curve swap contracts	21,049	4,731	-	-	25,780
Option contracts
Purchased option	1,300	-	-	-	1,300
Sale option	11,920	12,943	-	-	24,863

	Unibanco Consolidated

	March 31, 2005

Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total
Future contracts	(8,607,830)	14,977,903	(1,570,645)	52,537	4,851,965
Forward contracts	(111,631)	(14,450)	115,502	509,168	498,589
Swap contracts	20,740	102,082	35,702	19,234	177,758
Swap contracts with daily reset	-	41,341	-	-	41,341
Third curve swap contracts	8,695	23,760	-	-	32,455
Option contracts
Purchased option	1,416	-	-	-	1,416
Sale option	3,497	91,997	-	-	95,494

	Unibanco Consolidated

	December 31, 2004

Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total
Future contracts	(2,947,673)	5,471,690	2,503,382	(158,335)	4,869,064
Forward contracts	(655,472)	28,031	116,372	553,972	42,903
Swap contracts	106,676	77,265	32,494	14,654	231,089
Swap contracts with daily reset	242,307	104,343	-	-	346,650
Third curve swap contracts	21,049	4,731	-	-	25,780
Option contracts
Purchased option	1,300	-	-	-	1,300
Sale option	11,920	12,943	-	-	24,863

21. Statements of Cash Flows

	Unibanco

	Quarter ended March 31,

	2005	2004
Operating activities
Net income	401,289	276,145
Provision for credit losses	132,998	104,667
Deferred taxes	43,263	(27,438)
Provision of foreclosed assets	6,728	6,879
Gain (loss) on sale of foreclosed assets and fixed assets	(758)	3,811
Amortization of goodwill on subsidiaries acquired	11,490	28,223
Equity in results of subsidiary and associated companies	(137,354)	(199,730)
Exchange loss (gain) on foreign investments	(4,967)	(7,414)
Provision (reversal) for losses on investments	(31)	-
Depreciation and amortization	54,684	53,377
Changes in assets and liabilities
Decrease (increase) in interbank investments	3,677,572	318,093
Decrease (increase) in marketable securities and derivative financial instruments	(1,484,915)	(1,361,652)
Decrease (increase) in Central Bank compulsory deposits	(296,893)	208,117
Net change in interbank and interdepartmental accounts	(59,914)	4,879
Decrease (increase) in lending operations	(1,202,411)	740,320
Net change in foreign exchange portfolio	(4,801)	(35,100)
Decrease (increase) in other credits and other assets	64,491	(115,769)
Increase (decrease) in other liabilities	19,263	152,162
Increase (decrease) in deferred income	(641)	(1,358)
Net cash provided by operating activities	1,219,093	148,212

Investing activities
Dividends and interest on capital received from subsidiary and associated companies	42,549	355,882
Proceeds from sale of foreclosed assets	3,731	5,816
Purchase of capital increase in investments in subsidiary and associated companies	(126,894)	(97,385)
Goodwill on subsidiaries companies	-	58,872
Proceeds from sale of capital decrease in subsidiary and associated companies	10,061	273,841
Purchase of other investments	-	(4,844)
Proceeds from sale of other investments	118	-
Purchase of fixed assets	(16,713)	(34,067)
Proceeds from sale of fixed assets	314	551
Investment in deferred charges	(32,090)	(28,830)
Net cash (used in) provided by investing activities	(118,924)	529,836

Financing activities
Increase (decrease) in deposits	1,536,063	513,739
Increase (decrease) in securities sold under repurchase agreements	(2,074,437)	(51,069)
Increase (decrease) in resources from securities issued	(16,925)	(429,419)
Increase (decrease) in borrowings and onlendings	(192,283)	(580,620)
Net change in treasury stock	1,450	-
Dividends paid	(258,824)	(192,590)
Net cash used in financing activities	(1,004,956)	(739,959)

Net increase (decrease) in cash and due from banks	95,213	(61,911)

Cash and due from banks at the beginning of the quarter	1,329,115	848,223
Cash and due from banks at the end of the quarter	1,424,328	786,312
Net increase (decrease) in cash and due from banks	95,213	(61,911)

	Unibanco Consolidated

	Quarter ended March 31,

	2005	2004
Operating activities
Net income	401,289	276,145
Provision for credit losses	310,017	312,692
Technical provisions for insurance, annuity products and retirement plans	384,848	293,640
Deferred taxes	8,100	(8,290)
Provision of foreclosed assets	7,424	8,753
Gain (loss) on sale of foreclosed assets and fixed assets	(871)	4,187
Amortization of goodwill on subsidiaries acquired	25,947	27,002
Equity in results of subsidiary and associated companies	1,178	(6,061)
Exchange loss (gain) on foreign investments	(2,032)	(7,772)
Provision (reversal) for losses on investments	(31)	1,160
Depreciation and amortization	94,342	93,296
Minority interest	36,519	34,947
Changes in assets and liabilities
Decrease (increase) in interbank investments	3,818,583	463,086
Decrease (increase) in marketable securities and derivative financial instruments	(1,962,187)	(2,343,429)
Decrease (increase) in Central Bank compulsory deposits	(300,594)	192,137
Net change in interbank and interdepartmental accounts	(35,060)	48,301
Decrease (increase) in lending operations	(1,497,330)	380,823
Decrease (increase) in leasing operations	(30,811)	(22,815)
Net change in foreign exchange portfolio	(4,801)	(45,192)
Decrease (increase) in other credits and other assets	37,693	111,701
Increase (decrease) in other liabilities	168,472	(47,271)
Increase (decrease) in deferred income	(21,545)	1,831
Net cash (used in) provided by operating activities	1,439,150	(231,129)

Investing activities
Dividends and interest on capital received from associated companies	-	400
Proceeds from sale of foreclosed assets	16,137	25,539
Purchase of capital increase in investments in subsidiary and associated companies	(11,768)	(633,158)
Goodwill on acquisition of subsidiary companies	(1,282)	-
Proceeds from sale of capital decrease in subsidiary and associated companies	43,058	70
Purchase of other investments	(11,361)	(10,453)
Proceeds from sale of other investments	13,394	-
Purchase of fixed assets	(41,619)	(69,167)
Proceeds from sale of fixed assets	3,367	27,593
Deferred charges	(49,419)	(81,977)
Minority interest	(28,873)	(26,072)
Net cash used in investing activities	(68,366)	(767,225)

Financing activities
Increase (decrease) in deposits	1,438,582	2,057,061
Increase (decrease) in securities sold under repurchase agreements	(2,004,616)	(42,667)
Increase (decrease) in resources from securities issued	9,564	(382,327)
Increase (decrease) in borrowings and onlendings	(189,209)	(589,516)
Net change in treasury stock	1,450	-
Dividends paid	(258,824)	(192,590)
Net cash (used in) provided by financing activities	(1,003,053)	849,961

Net increase (decrease) in cash and due from banks	367,731	(148,393)

Cash and due from banks at the beginning of the quarter	1,561,264	1,083,301
Cash and due from banks at the end of the quarter	1,928,995	934,908
Net increase (decrease) in cash and due from banks	367,731	(148,393)

22. Subsidiary Companies Information

The following tables show the balance sheets and the statements of income of the Unibanco’s subsidiary companies and the eliminations made are related only to companies consolidated or combined in each group.

(a) Foreign branches and subsidiaries include the accounts of the foreign branches (Unibanco Grand Cayman and Nassau), Unibanco – União de Bancos Brasileiros (Luxembourg) S.A., Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd., and Unicorp Bank & Trust Ltd. (Grand Cayman):

Combined balance sheet	March 31, 2005	December 31, 2004
Assets
Current and long-term assets	11,382,675	11,453,326
Cash and due from banks	515,286	365,477
Interbank investments	1,278,717	2,075,000
Marketable securities	6,602,085	5,943,716
Interbank accounts	210,478	193,318
Lending and leasing operations	2,630,444	2,576,286
Other credits and other assets	145,665	299,529
Permanent assets	355,782	362,228
Total	11,738,457	11,815,554

Liabilities
Current and long-term liabilities	10,054,645	10,225,959
Deposits	2,019,191	2,338,365
Securities sold under repurchase agreements	1,491,510	1,490,811
Resources from securities issued	1,279,270	1,232,349
Interbank accounts	31,220	9,574
Borrowings and onlending in Brazil – Governmental agencies	1,273,907	1,229,746
Derivative financial instruments	4,631	11,398
Other liabilities	3,954,916	3,913,716
Deferred income	9,564	10,716
Minority interest	5	5
Stockholders’ equity	1,674,243	1,578,874
Total	11,738,457	11,815,554

	Quarter ended March 31,

Combined statement of income	2005	2004
Revenue from financial intermediation	169,085	252,543
Expenses on financial intermediation	(76,206)	(76,638)
Reversal of provision for credit losses	26,777	6,768
Services rendered	16,031	-
Salaries, benefits, training and social security and other administrative expenses	(18,199)	(28,827)
Financial transaction and other taxes	(1,544)	-
Other operating income (expenses)	(40,972)	(11,999)
Non-operating income, net	(2,823)	(53)
Net income for the quarter	72,149	141,794

The income tax and social contribution expense originated from the foreign operations is recorded in the multiple bank, through the addition of the net income from these operations into Unibanco taxable income.

(b) Insurance and private pension entities including Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A., Unibanco AIG Vida e Previdência S.A. and Unibanco AIG Warranty S.A.:

Combined balance sheet	March 31, 2005	December 31, 2004
Assets
Current and long-term assets	7,855,314	7,343,814
Cash and due from banks	74,977	71,188
Marketable securities	6,469,869	6,076,602
Insurance credits and re-insurance	692,374	555,537
Other credits and other assets	618,094	640,487
Permanent assets	214,435	214,206
Total	8,069,749	7,558,020

Liabilities
Current and long-term liabilities	6,704,457	6,204,849
Borrowings	6,214	-
Technical provisions for insurance	1,155,426	944,418
Technical provisions for retirement plans	4,724,191	4,433,435
Insurance and re-insurance debts	279,719	219,350
Other liabilities	538,907	607,646
Deferred income	94,259	100,909
Minority interest	7,076	10,593
Stockholders’ equity	1,263,957	1,241,669
Total	8,069,749	7,558,020

	Quarter ended March 31,

Combined statement of income	2005	2004
Gross premium written	917,208	764,758
Provision for credit losses	626	(691)
Changes in technical reserves of insurance	(328,296)	(249,350)
Net claims incurred	(223,803)	(220,208)
Acquisition costs and other	(68,670)	(70,285)
Changes in technical reserves of private retirement plan	(185,032)	(150,280)
Other operating income	10,270	4,274
Other operating expenses	(54,179)	(47,735)
Salaries, benefits, training and social security	(32,068)	(28,928)
Administrative expenses	(37,405)	(35,438)
Financial transaction and other taxes	(25,568)	(15,866)
Financial income	224,441	194,892
Financial expenses	(145,289)	(87,393)
Services rendered	39,152	23,868
Non-operating income net	4,637	3,918
Income tax and social contribution	(17,261)	(17,353)
Profit sharing	(5,101)	(3,094)
Minority interest	(699)	-
Net income for the quarter	72,963	65,089

(c) Credit card companies, including the jointly controlled companies are as follows: Unicard Banco Múltiplo S.A. (100%), Redecard S.A. (31.943%), Hipercard Administradora de Cartões de Crédito Ltda. (100%) and Hipercard Banco Múltiplo S.A. (100%):

Combined balance sheet	March 31, 2005	December 31, 2004
Assets
Current and long-term assets	4,630,484	4,807,211
Cash and due from banks	5,690	11,091
Interbank investments	10,082	79,169
Marketable securities	606,888	607,090
Interbank and interdepartmental accounts	3,600	11,395
Lending operations	2,109,162	2,186,303
Deferred tax and prepaid taxes	588,870	560,041
Other credits and other assets	1,306,192	1,352,122
Permanent assets	319,100	325,171
Total	4,949,584	5,132,382

Liabilities
Current and long-term liabilities	3,983,846	4,245,854
Deposits	1,169,057	1,242,468
Borrowings	138,989	141,567
Resources from securities issued	269,345	273,521
Interbank and interdepartmental accounts	221	120
Derivative financial instruments	73,965	67,885
Taxes, social securities and provision for litigation	-	289,066
Other liabilities	2,332,269	2,231,227
Minority interest	61,106	57,216
Stockholders’ equity	904,632	829,312
Total	4,949,584	5,132,382

	Quarter ended March 31,

Combined statement of income	2005	2004
Revenue from financial intermediation	284,310	209,755
Expenses on financial intermediation	(55,968)	(39,220)
Provision for credit losses	(57,709)	(45,727)
Services rendered	133,859	88,898
Salaries, benefits, training and social security and other administrative expenses	(106,384)	(66,951)
Acquisition costs and other	(48,648)	(27,753)
Financial transaction and other taxes	(28,955)	(16,332)
Other operating income (expenses)	(84,598)	(20,284)
Non-operating income, net	(27)	(312)
Income tax and social contribution	(6,897)	(25,228)
Profit sharing	(244)	(4,226)
Minority interest	(3,890)	-
Net income for the quarter	24,849	52,620
Net income for the quarter related to participation in Credicard/Orbitall	-	21,403

(d) The companies which carry out consumer credit operations include Banco Fininvest S.A. (100%), Fininvest – Negócios de Varejo Ltda. (100%), Microinvest S.A. – Sociedade de Crédito a Microempreendedor (100%), Wale S.A. Distribuidora de Títulos e Valores Mobiliários (100%), Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%), Banco Investcred Unibanco S.A. (50%) and Ponto Frio Leasing S.A. – Arrendamento Mercantil (50%):

Combined balance sheet	March 31, 2005	December 31, 2004
Assets
Current and long-term assets	3,357,021	2,774,707
Cash and due from banks	6,702	6,285
Interbank investments	4,129	23,281
Marketable securities	442,957	64,876
Interbank and interdepartmental accounts	17,830	5,155
Lending operations	2,301,649	2,097,229
Other credits and other assets	583,754	577,881
Permanent assets	200,838	226,045
Total	3,557,859	3,000,752

Liabilities
Current and long-term liabilities	2,834,554	2,335,010
Deposits	2,021,251	1,506,399
Interbank and interdepartmental accounts	13,981	286
Borrowings	68	18
Derivative financial instruments	925	1,080
Other liabilities	798,329	827,227
Stockholders’ equity	723,305	665,742
Total	3,557,859	3,000,752

	Quarter ended March 31,

Combined statement of income	2005	2004
Revenue from financial intermediation	422,334	304,351
Expenses on financial intermediation	(67,624)	(41,233)
Provision for credit losses	(124,716)	(95,923)
Services rendered	80,946	57,590
Salaries, benefits, training and social security and other administrative expenses	(170,576)	(123,585)
Acquisition costs and other	(15,991)	(4,148)
Other operating income (expenses)	(24,080)	(9,810)
Financial transaction and other taxes	(36,084)	(20,346)
Non-operating income, net	594	(696)
Income tax and social contribution	(6,471)	(10,461)
Profit sharing	(3,004)	(4,301)
Minority interest	1,433	-
Net income for the quarter	56,761	51,438

23. Other Information

(a) Assets leased to third parties, in the amount of R$1,028,117 (December 31, 2004 - R$989,562), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$533,567 (December 31, 2004 - R$507,978) and the residual value received in advance from these lessees amounts to R$386,658 (December 31, 2004 - R$378,812), classified as a reduction of leasing operations. Assets leased from third parties are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover possible losses, taking into account the nature of the activity. At March 31, 2005, the insurance coverage on properties and other assets in use totaled R$529,852 (December 31, 2004 - R$516,521) in Unibanco and R$1,167,498 (December 31, 2004 - R$1,155,028) in Unibanco Consolidated.

* * *

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL
01158-4	DATE - MARCH 31, 2005	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

COMMENTS ON PERFORMANCE FOR THE QUARTER

The Brazilian Economy

The beginning of 2005 was marked by the continuous increase in the basic interest rate, as set by the Central Bank. The interest rate increased from 17.75% p.a. at the end of 2004 to 19.50% p.a. as defined in the April, 2005 meeting of the Monetary Policy Council, Copom. The accrued IPCA, consumer price index, for the first quarter of the year reached 1.8% vs. 1.9% for the same period last year. The growth in industrial production was 6.26% vs. the same period last year. Public accounts continued to post primary surplus, with an accumulated amount equal to 6.16% of GDP during the first quarter.

By the end of March, the Real had devalued 0.44% vs. the end of 2004. The trade balance remained strong, posting a surplus of US$8.3 billion from January to March. During the same period last year, this positive balance amounted to US$6.2 billion. In terms of sovereign risk perception, a marginal deterioration occurred, as the EMBI Brazil index reached 456 basis points at the end of the first quarter, or 73 basis points higher than the figure at the end of 2004.

Net Income and Stockholders’ Equity

Unibanco

In 1Q05, Unibanco’s net income increased by 45.3% from 1Q04, reaching R$401 million. Operating income was R$711 million, up 51.0% from 1Q04, reflecting the first results from the organizational restructuring started in mid 2004.

Stockholders’ equity, in March, 2005, amounted to R$8,363 million, up 13.7% from March 2004. Annualized return on average equity (ROAE) was 21% in the quarter.

In 1Q05, Unibanco started to pay dividends/interest on capital stock on a quarterly basis. 1Q05 interest on capital stock gross amount was R$57 million, which represents gross values of R$0.076 per Unit and R$0.38 per GDS, and net values of R$0.065 per Unit and R$0.32 per GDS.

Assets

Unibanco’s consolidated total assets reached R$82,109 million on March 31, 2005, an increase of 14.8% from March 31, 2004.

Marketable Securities

Trading securities and Securities Available for Sale

Trading securities are acquired with the purpose of being actively and frequently traded. Unrealized gains and losses due to market value adjustments are recognized in the income statement.

Securities available for sale can be traded as a result of interest rate fluctuations, changes in payment conditions or other factors. Securities available for sale are adjusted at market value, recorded in a separate stockholders’ equity account.

Securities Held to Maturity

Unibanco classifies as held to maturity those securities which it has the intention and the financial capability to hold in the portfolio until maturity. They are accounted for at their acquisition cost plus accrued interests. The market value of such securities amounted to R$4,879 million on March 31, 2005.

Loan Portfolio

Total Retail loans increased by 37.5% Y-o-Y. Retail loans represented 55% of the total portfolio in March 2005, while in March 2004 they represented 49%. The Wholesale loan portfolio grew by 7.7% Y-o-Y.

Total individuals loan portfolio amounted to R$12,199 million, up 30.8% in the last 12 months. The highlight of the period was the increase of R$735 million Y-o-Y in the consumer finance companies portfolio, a growth of 44.3% from March 2004 and 7.2% from December 2004. The credit card companies portfolio grew by 32.8% in the last 12 months and decreased by 5.9% from December 2004, the latter due to seasonal effects in the quarter.

Total corporate loan portfolio posted 17.7% growth in the last 12 months and 3.7% growth in the quarter. SMEs portfolio’s increased by 53.4% in the last 12 months and 6.3% in the quarter.

Allowance and Provisions for Loan Losses

As of March, 2005, the balance for the consolidated allowance for loan losses reached R$1,685 million, representing 5.1% of the portfolio, composed of:

  R$613 million according to Resolution 2682, related to overdue credits;
  R$729 million according to risk parameters of Resolution 2682, related to falling due credits;
  R$343 million based on more conservative percentages than those required by the Regulatory Authority.

As of March, 2005, the balance of loans classified as AA-B represented 86.5% of total loan portfolio, better than the figure of 84.6% of March 2004. The balance of loans classified as E-H represented 4.7% of total loan portfolio, whereas provision for loan losses represented 5.1% of total balance of loans.

Funding

As of March 31, 2005, Unibanco’s overall funding reached R$99,347 million, including R$34,206 million in mutual funds and assets under management, as shown below:

Core deposits posted 34.3% growth Y-o-Y, thus evidencing the initiatives towards improving the funding mix. As of March, 2005, the ratio of core deposits over the total loan portfolio reached 33.7%, from 30.7% in March 2004.

Funds and portfolios managed by UAM – Unibanco Asset Management - reached R$34,206 million by the end of March, 2005, up 16.6% Y-o-Y.

In 1Q05, funding in domestic currency reached R$51,222 million, up 2.6% Q-o-Q. Funding in foreign currency was up 9.2% Q-o-Q, amounting to R$13,919 million at the end of March, 2005.

In February, 2005, Unibanco launched a Real-denominated note, in the amount equivalent to US$125 million, with 5 year-term and half-yearly interest payments. The security offers coupon in Reals, pegged to the IGPM Inflation Index plus a fixed rate of 8.9% p.a..

Capital Adequacy and Fixed Assets Ratios

The following table shows the changes to the BIS ratio over the quarter and the year:

BIS Ratio Variation (%)	Quarter	12 Months
BIS Ratio at the beginning of the period	16.3	18.1
Changes in risk weighted assets	(0.4)	(2.6)
Changes in market risk coverage - foreign exchange rate	0.1	(1.2)
Stockholders' equity growth
Tier I	0.3	1.6
Tier II	0.1	0.5
BIS Ratio on March 31, 2005	16.4	16.4

The BIS ratio stood at 16.4%, above the minimum level required by the Brazilian Central Bank of 11%.

The table below shows the reference equity breakdown between Tier I and Tier II capital, as of March, 2005:

	Reference Equity (R$ million)	BIS ratio (%)
Tier I	8,448	13.6
Tier II	1,750	2.8
Total	10,198	16.4

The fixed asset ratio improved from 46.8% in March 2004 to 43.5% in March 2005, primarily as result of incorporated companies goodwill amortization at the end of 2004.

Businesses Highlights

Retail

Retail businesses serve around 19 million customers and involve the following areas:

  Commercial bank transactions for individuals;
  Commercial bank transactions for small and medium companies;
  Credit Cards;
  Consumer Finance; and
  Car and heavy vehicles financing.

Total individuals loan portfolio amounted to R$12,199 million, up 30.8% in the last 12 months. The highlight of the period was the increase of R$735 million Y-o-Y in the consumer finance companies portfolio, with a growth 44.3% from March, 2004 and 7.2% from December, 2004. The credit card companies portfolio grew by 32.8% in the last 12 months and decreased by 5.9% from December 2004, the latter due to seasonal factors.

Branches Network

Unibanco ended 1Q05 with 1,271 branches and corporate-site branches.

In the first quarter Unibanco launched “Crédito Merecido”, a type of loan for retirees and beneficiaries of the INSS (National Institute of Social Security) in which the installments are deducted from the monthly benefit. This product offers loans up to five times the monthly benefit and can be paid in up to 36 installments. Unibanco was the first large Brazilian bank to offer directly this kind of product. “Crédito Merecido” is also available in Fininvest stores.

The Consumer Companies

Unibanco’s Consumer Companies are present in the credit card and consumer finance segments. They are formed by Unicard, Fininvest, PontoCred (partnership established with Globex, controlling company of Ponto Frio department store chain), LuizaCred (partnership with Magazine Luiza department store chain), HiperCard, Redecard (partnership established with Citibank, Itaú and Mastercard), and by the partnership with Sonae.

Credit Card Companies

Unicard

Unicard’s credit card business posted net earnings of R$41 million in 1Q05, up 13.9% Q-o-Q and up 24.2% Y-o-Y.

Revenues, measured in terms of volume of purchases and cash withdrawals made by the customers, reached R$1,839 million in 1Q05, up 30.2% from 1Q04 and down 9.9% from 4Q04, the latter due to seasonal factors. Loan portfolio reached R$1,577 million in the quarter, 25.0% above 1Q04.

Unicard Unibanco launched the “Unicard Desconto em Folha” card. The product was originally developed by BNL Brasil (acquired by Unibanco in 2004). It is characterized by the deduction of the card’s minimum payment directly from the customer’s monthly salary.

HiperCard

HiperCard, the credit card business originated from Bompreço supermarket chain, and acquired by Unibanco in March, 2004, posted net earnings of R$41 million in 1Q05. In March 31, 2005, HiperCard’s loan portfolio stood at R$1,053 million and the company had around 74 thousand affiliated stores (Wal-Mart stores included) and 2.8 million cards issued. The average financed volume grew by 24.2% in the quarter, due to the ongoing expansion plan.

Redecard

Redecard equity income was R$27 million in 1Q05, posting a growth of 42.1% when compared with 1Q04 (including Consórcio Redecard revenues). In 1Q05, the company processed more than 222 million transactions and revenues amounted to R$14.2 billion, 32.7% above 1Q04.

Consumer Finance Companies

Unibanco’s consumer finance companies are Fininvest, LuizaCred and PontoCred.

			R$ million
Financial Information - 1Q05	FININVEST	PONTOCRED	LUIZACRED
Net Earnings (1)	48	9	4
Credit portfolio	1,788	1,002	468
Revenues	1,350	508	231
(1) PontoCred and LuizaCred: equity income

Fininvest

Fininvest contributed with R$48 million equity income in 1Q05, an increase of 9.1% Y-oY.

The company ended 1Q05 with R$1,788 million in credit portfolio (individuals and companies portfolio), a 11.9% growth when compared with 4Q04 and 50.8% over the last 12 months. Revenues in the quarter reached R$1,350 million, a 53.1% growth when compared with 1Q04.

Blockbuster

BWU Comércio e Entretenimento Ltda., Blockbuster Video’s master franchisee in Brazil, opened 2 new stores in the first quarter, ending March with 132 stores, of which 120 are wholly-owned and 12 are sub-franchisees. The company posted gross revenues of R$38.7 million in 1Q05, increasing 11.5% from the first quarter of 2004

Unibanco Capitalização

Unibanco Capitalização posted revenues of R$80 million in 1Q05, up 11.1% Y-o-Y. The annuity business earnings amounted to R$16 million in 1Q05.

Wholesale – Period’s highlights

During 1Q05 Unibanco:

  Led the BNDES-exim ranking, with R$217 million disbursed and market share of 46%.

  Disbursed R$392 million as financial agent for the BNDES (Brazilian National Social and Economic Development Bank) and ranked third in the general BNDES ranking, with a market share of 8.37% .

  Acted as coordinator in three debentures issuances (Cadip, Ampla and Sabesp), which amounted to R$450 million. According to Anbid (National Association of Investment Banks) ranking, Unibanco reached second place in debentures origination and third place in distribution.

  Was the second most active bank in Cetip (Central Office for Private Securities) in the derivative instruments market, with a portfolio of R$1,331 million, strengthening its position among the most active banks in swap transactions.

  Accumulated US$1.7 billion balance in foreign trade finance transactions, up 6.25% in the quarter. This amount resulted from import, export and international financing warranties.

  Advised Embraer in the acquisition of Ogma S/A, an aircraft component maintenance and repair company controlled by the Portuguese government.

  Was the leading coordinator of the secondary public offering of 45.9 million Unibanco Units, owned by Commerzbank and BNL. The transaction amounted to R$718 million. Unibanco was also coordinator in the offering of ALL (América Latina Logística) Units, in the amount of approximately R$573 million.

Insurance and Private Pension Plans

The insurance and private pension plans businesses posted net earnings of R$76 million in 1Q05. Insurance and private pension consolidated technical reserves amounted to R$5,941 million at the end of the quarter, increasing 37.3% from 1Q04.

1Q05’s consolidated revenues for insurance and private pension plans amounted to R$1,178 million, 14.7% above 1Q04. Insurance revenues were positively impacted by the corporate segment and extended warranty performances.

Insurance net premiums written reached R$773 million in 1Q05, up 17.7% from 1Q04. Operating profits amounted to R$6 million in 1Q05, increasing 20.0% compared with 1Q04.

The combined ratio, which measures the operational efficiency of insurance companies, was 98.6% in 1Q05. The same ratio, in the extended concept, which includes financial revenues, reached 85.1% in 1Q05.

Unibanco’s insurance and pension plan companies ranked third in consolidated terms, according to SUSEP (Private Insurance Regulatory Body), ANAPP (National Association of Private Pension Funds) and ANS (National Supplementary Health Agency), with 9.5% market share (February 2005 data).

The company maintained the leadership in the property risks, D&O (Directors & Officers), aviation, international transportation, and extended warranty segments, according to the latest industry data released by SUSEP (as of February 2005).

The Pension Plan business posted net earnings of R$16 million in 1Q05, increasing 23.1% compared with the same period of 2004. In 1Q05, revenues reached R$405 million, up 11.6% from 4Q04.

Unibanco AIG Vida e Previdência ranked third in pension plan revenues up to February 2005. As for the sale of corporate pension plans, also according to ANAPP’s data for February 2005, Unibanco AIG Vida e Previdência ranked first in accumulated sales for the year, amounting to R$274 million. The company services 1,242 corporate clients and 734 thousand individual customers, of which 220 thousand come from corporate clients, with 12.9% market share.

Wealth Management

Unibanco Asset Management (UAM) ended March, 2005 with R$34,206 million in assets under management, up 3.7% Q-o-Q and 16.6% Y-o-Y. Market share in March was 4.84% .

For the third consecutive year, Unibanco Asset Management received the “Top Gestão de Renda Variável”, an award created exclusively in Brazil, by Standard & Poor’s to Valor Investe magazine, and published by Valor Econômico newspaper. This award is given to asset managers that post the most consistent results compared with their peers. The selection combines qualitative and quantitative criteria, on a three-yearly basis.

As of March, 2005, Private Banking’s assets under management increased 3.1% from December 2004. In the industry global ranking, published by ANBID in March 2005, Unibanco’s Private Bank holds the 2nd position, with 9.5% market share.

Performance Overview

Results

Net income in 1Q05 stood at R$401 million, up 45.3% Y-o-Y and 6.9% above the previous quarter. In 1Q05, Unibanco’s operating income reached R$711 million, 51.0% and 33.4% higher when compared with the same period of last year and the last quarter, respectively.

Financial margin before provision for loan losses, adjusted by the net impact of investments abroad, reached R$1,744 million in 1Q05, an increase of 17.1% when compared with 1Q04. Financial margin after provision stood at R$1,434 million in the quarter, presenting a growth of 21.9% Y-o-Y and 7.2% Q-o-Q.

Fees from Services Rendered

Total fees reached R$766 million in 1Q05, up 16.8% Y-o-Y excluding fees from Credicard and Orbitall (both sold during the 4Q04), and down 3.2% Q-o-Q due to seasonal effects.

Banking fees reached R$436 million in 1Q05, representing an increase of 7.4% Y-o-Y. Fee revenues from the credit card business reached R$230 million in 1Q05, growing 44.7% when compared with 1Q04. Excluding HiperCard revenues from 1Q05, the growth was 25.2% compared with 1Q04.

Fees from asset management reached R$100 million in 1Q05, presenting a growth of 9.9% Y-o-Y .

Personnel and Administrative Expenses

In 1Q05, personnel expenses presented a decrease of 18.0% when compared with the previous quarter. The reduction of R$98 million Q-o-Q was influenced mostly by the internal restructuring process of the company, the back-office and supporting areas consolidation, the sale of Credicard and Orbitall, the decrease in the number of lay-offs over the last quarter and seasonal effects caused by concentration of vacations during the first quarter.

Compared with 1Q04, personnel expenses presented a decrease of R$13 million. The impact of the “Collective Wage Agreement” was offset by the expenses decline generated by internal restructuring, the operational processes consolidation, and also the sale of Credicard and Orbitall.

Other administrative expenses decreased by R$81 million in 1Q05 (9.9% Q-o-Q), mainly because of the seasonal decrease in volume of transactions, the operational processes rationalization, and the sale of Credicard and Orbitall.

In the 1Q05, other administrative expenses presented a growth of R$56 million Y-o-Y (an increase of 8.2%), primarily a result of: acquisitions of HiperCard, BNL and Creditec; higher fee expenses from services rendered by lawyers involved in repossession of assets; faster labor agreements; higher marketing expenses; organic growth of Fininvest; readjustments of public utilities tariffs, rental and software maintenance contracts, and real estate lease agreements.

Other Operating Income and Expenses

In 1Q05, other operating income and expenses account presented expenses of R$147 million, almost the same level of the previous quarter (R$143 million) and down 22.6% compared with 1Q04 expenses of R$190 million.

Goodwill amortization expenses reached R$25.9 million in 1Q05, a drop of 4.1% Y-o-Y. The slight reduction occurred mainly because the end of the amortization of goodwill from Banco Bandeirantes was partially offset by the amortization of HiperCard goodwill, which started in 2Q04. The balance of goodwill to be amortized dropped from R$1,331 million in March 2004 to R$875 million in March 2005, even considering the goodwill from HiperCard.

Human Resources

In March, 2005, Unibanco had a total staff of 26,982 professionals.

During the first quarter of 2005, some R$4.7 million was invested in several training and development activities, including MBA programs in Brazil and abroad, as well as the “Atendendo com Excelência” (Servicing with Excellence) program and the People Management – Module III program.

The Servicing with Excellence program is designed to improve the customer service practices of the Branch Network and of the Corporate Site Branches (PABs). By October 2005, the entire customer service network will have undergone training.

Module III of the People Management Program, which is part of the continuous development process of our leaderships, was initiated in 1Q05. Its main objective is to develop the critical success factors involved in the process of mobilizing teams towards the implementation of the strategies and objectives defined by the company.

Another initiative focused on the value of the relationship with its employees was the creation of the Extrajudicial Reconciliation Commission in 1Q05, with the purpose of reducing the number of labor lawsuits and consequently the ensuing liabilities. This commission provides laid off employees the opportunity to claim their rights directly to the company and the union representatives. Over 90 agreements were signed with unions, in several cities, by March 2005.

Introduced in July, 2004, “Futuro Inteligente” (Intelligent Future), a private pension program that incorporates the most advantageous features of the previous plans. By March 31, 2005, it has reached 6,848 participants.

Corporate Governance

Units in the Ibovespa

Unibanco Units became part of the Ibovespa index portfolio on May 2, with an initial weight of 0.984% . The inclusion of the Unit in Ibovespa was driven by a series of initiatives, started in 2003, to foster its liquidity in Brazil.

The average daily volume of Units traded on the São Paulo Stock Exchange (Bovespa) increased from R$ 4.3 million in the first quarter of 2004 to R$ 28.2 million in the first quarter of 2005, a growth of 555.8% ..

In 1Q04, only 7.7% of the daily average financial volume of Units and GDSs was traded on Bovespa; the balance of 92.3% was traded on NYSE. During the same period in 2005, the São Paulo Stock Exchange accounted for 32.5% of total volume traded.

IBrX-50 Index

The Units weight in the IBrX-50 Index portfolio effective for the May-August 2005 period is 2.955%; this is the 9th position in the index’s portfolio.

Quarterly Dividends

The Boards of Directors of Unibanco and Unibanco Holdings approved in a meeting held on April 8, 2005, the quarterly distribution of either interest on capital stock/dividends to shareholders. Until then, payments occurred on a half-yearly basis.

Unibanco’s distribution policy establishes a minimum payment of 35% of the annual net income, after legal reserves. In the case of Unibanco Holdings, its entire profit is distributed to its shareholders, also after the establishment of legal reserves.

Stock option plan

Unibanco’s Stock Option Performance Plan is designed to foster alignment of the interests of executives with the sustainable generation of value for shareholders in the long term.

On March 31, 2005, the stock options granted but not exercised amounted to 14,251,655 Units. Stock options can be exercised for the period extending from January 21, 2005 to August 3, 2010, and their average price is R$11.62.

The annual stock option grants cannot exceed 1% of authorized capital and the total of options granted and not exercised is limited to 10% of the authorized capital.

Social Responsibility

Unibanco Institute

In 1Q05, the Unibanco Institute renewed its partnership with the Municipal Welfare Bureau of Rio de Janeiro for carrying out the “Das Ruas para Empresas” (From the Streets to Companies) project, with the purpose of providing professional training to street vendors and informal workers of the city of Rio de Janeiro. Fifty youths aged 18 to 24 will graduate from this term in the program.

The partnership with the Rio de Janeiro City Council for the “Espaço Artesão” (Craftsman’s Space) project was also renewed. This program provides professional training to young people from low-income communities in activities geared towards cultural events, such as producing costumes and props. The idea underlying this initiative is to train young people to work behind the scenes in the 2006 Carnival, thereby enabling their integration into the workforce through partnerships with the League of Samba Schools.

Moreira Salles Institute - IMS

The main highlights of the Moreira Salles Institute during the first quarter of 2005 were:

  More than 15 thousand visitors to the 13 exhibitions offered during the period.
  51 guided tours for students of these exhibitions, attended by 2,278 students.
  39 art education activities, movie and theater sessions provided by the institute for children and teenagers.
  More than 887 thousand attendees at the movie theatre sessions in the Espaço Unibanco/Unibanco Arteplex chain of theaters.

New Brand

In March, 2005, Unibanco adopted a new marketing attitude and revamped its brand. The internal restructuring conducted in 2004 sought to streamline structures and processes, in the continuous quest for synergies and resource optimization. The new marketing positioning follows this path. A simpler, clearer, closer and agile bank – this is where Unibanco plans to direct and sharpen its efforts going forward.

The logo changed in form and in color. Blue replaces the black and the “link”, a consummate icon of synergy and commitment, was rescued and updated. The logo itself was only slightly changed, keeping its original strength.

(Convenience translation into English from the original previously issued in Portuguese )

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR	DATE - MARCH 31, 2005	Corporate Legislation
FINANCIAL INSTITUTION

IDENTIFICATION

1 - CVM CODE 01158-4	2 - CORPORATE NAME UNIBANCO-UNIÃO DE BANCOS BRASILEIROS S.A.	3 - CNPJ 33,700,394/0001-40

PARTICIPATION IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ASSOCIATED	3 - CNPJ	4 - CLASSIFICATION	5 - % INTEREST ON SUBSIDIARY CAPITAL	6 - % STOCKHOLDERS’ EQUITY OF THE INVESTOR
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HOLDED IN THE CURRENT QUARTER (Units)	9 - NUMBER OF SHARES HOLDED IN THE PRIOR QUARTER (Units)

01	UNIPART PARTICIPAÇÕES INTERNACIONAIS LTD.	NON LISTED SUBSIDIARY COMPANY	100.00	11.12
INDUSTRIAL, COMMERCIAL AND OTHERS		990	990

02	UNICARD BANCO MÚLTIPLO S.A	61,071,387/0001-61	LISTED SUBSIDIARY COMPANY	100.00	10.44
FINANCIAL INSTITUTION		197,865,776	197,865,776

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL
01158-4	DATE - MARCH 31, 2005	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

OTHER MATERIAL INFORMATION FOR THE COMPANY

(a) List of the shareholders that hold more than 5% of voting capital, direct or indirect in March 31, 2005:

Shareholders	Shareholders’ Nationality	Common hares/quotas		Preferred shares		Total

		Quantity	%	Quantity	%	Quantity	%

Unibanco – União de Bancos
Brasileiros S.A.
- Unibanco Holdings S.A.	Brazilian	729,950,914	96.60	100,386,378	15.37	830,337,292	58.94
-Caixa Brasil SGPS, S.A.	Portuguese	3,641,578	0.48	63,938,421	9.79	67,579,999	4.80
- Treasury stocks		-	-	12,109,948	1.85	12,109,948	0.86
- Others		22,065,676	2.92	476,765,417	72.99	498,831,093	35.40
Total		755,658,168	100.00	653,200,164	100.00	1,408,858,332	100.00

Unibanco Holdings S.A.
- E. Johnston Repres. E Part. S.A.	Brazilian	247,778,104	78.62	2,126,451	0.40	249,904,555	29.63
- Caixa Brasil SGPS, S.A.	Portuguese	37,138,435	11.79	67,579,999	12.80	104,718,434	12.42
- Treasury stocks		-	-	12,967,462	2.46	12,967,462	1.54
- Others		30,229,336	9.59	445,484,975	84.34	475,714,311	56.41
Total		315,145,875	100.00	528,158,887	100.00	843,304,762	100.00

E. Johnston Repres. E Part. S.A.
- E. Johnston Participações Ltda.	Brazilian	138,772,343	86.63	-	-	138,772,343	86.63
- Walther Moreira Salles Júnior	Brazilian	7,789,035	4.86	-	-	7,789,035	4.86
- Pedro Moreira Salles	Brazilian	7,789,036	4.86	-	-	7,789,036	4.86
- João Moreira Salles	Brazilian	5,841,776	3.65	-	-	5,841,776	3.65
- Others		2	-	-	-	2	-
Total		160,192,192	100.00	-	-	160,192,192	100.00

E, Johnston Participações Ltda.
- Fernando Roberto Moreira Salles	Brazilian	-	-	40	16.66	40	8.34
- Walther Moreira Salles Júnior	Brazilian	90	37.50	70	29.17	160	33.33
- Pedro Moreira Salles	Brazilian	90	37.50	70	29.17	160	33.33
- João Moreira Salles	Brazilian	60	25.00	60	25.00	120	25.00
Total		240	100.00	240	100.00	480	100.00

(b) Shareholders positions of Unibanco – União de Bancos Brasileiros S.A. in March 31, 2005:

Shareholders	Common shares	%	Preferred shares (*)%		Total	%

Controller	729,950,914	96.60	100,386,378	15.37	830,337,292	58.94

Management
Board of directors	117	-	3,242,903	0.50	3,243,020	0.23
Board of officers	232	-	2,024,492	0.31	2,024,724	0.14

Treasury stocks	-	-	12,109,948	1.85	12,109,948	0.86

Other shareholders	25,706,905	3.40	535,436,443	81.97	561,143,348	39.83

Total	755,658,168	100.00	653,200,164	100.00	1,408,858,332	100.00

Outstanding shares (**)	25,707,254	3.40	540,703,838	82.78	566,411,092	40.20
____________________
(*)

The amount, recorded of preferred shares of the Board of Directors is composed by 3 preferred shares and 3,242,900 Units. The amount recorded of preferred shares of the Board of Officers is composed by 323 preferred shares and 2,024,169 Units.

(**)	The outstanding shares were calculated in accordance with the definition of the Regulation of BOVESPA’s Corporate Governance Practices.

(c) Shareholders positions of Unibanco – União de Bancos Brasileiros S.A. in March 31, 2004:

Shareholders	Common shares	%	Preferred shares (*)%		Total	%

Controller	72,995,091,491	96.60	8,981,681,118	13.75	81,976,772,609	58.19

Management
Board of directors	11,660	-	110,225,020	0.17	110,236,680	0.08
Board of officers	34,299	-	47,161,094	0.07	47,195,393	0.03

Treasury stocks	-	-	3,274,411,244	5.01	3,274,411,244	2.32

Other shareholders	2,570,679,401	3.40	52,906,537,991	81.00	55,477,217,392	39.38

Total	75,565,816,851	100.00	65,320,016,467	100.00	140,885,833,318	100.00

Outstanding shares (**)	2,570,725,360	3.40	53,063,924,105	81.24	55,634,649,465	39.49
____________________
(*)

The amount, recorded of preferred shares of the Board of Directors is composed by 65,600,002 preferred shares and 44,625,018 Units. The amount recorded of preferred shares of the Board of Officers is composed by 1,063,569 preferred shares and 46,097,525 Units.

(**)	The outstanding shares were calculated in accordance with the definition of the Regulation of BOVESPA’s Corporate Governance Practices.

Independent Auditing

In order to safeguard the independence of its external auditors, Unibanco’s management embraces the policy of limiting their services other than independent auditing. We inform that for the quarter ended March 31, 2005, Unibanco performed the payment related to the professional services of independent auditing from PricewaterhouseCoopers Auditores Independentes to a total of R$258 thousand and professional services other than independent auditing in the amount of R$883 thousand refer to technical support for the project implemented in order to fulfill the requirements of article 404 of the Sarbanes-Oxley law, passed in the United States. Such project began in October 2004 and is expected to end by September 2005. The policy adopted by Unibanco meets the principles of safeguarding the independence of its auditors, as per Brazilian and international standards. Contracts signed with the independent auditors after the date of implementation of the Audit Committee were all examined by that body and duly approved. Moreover, Unibanco, in agreement with its independent auditors, concluded that said services are consistent with the function of independent auditing, neither representing any violation of the applicable standards of independence nor affecting the auditors’ objectivity, because of the scope and the procedures carried out.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer